2008 Annual Report

100 Consecutive Profitable Quarters


STATES OF AMERICA
IN
GOD WE
TRUST
D

American River
Bankshares

Table of Contents

Annual Report Copies

American River Bankshares will provide its security holders and interested parties, without charge, a copy of its 2008 Annual Report on Form 10-K, including the financial statements and schedules thereto, as filed with the Securities and Exchange Commission. To request a copy by mail, please contact American River Bankshares. To view a pdf version online, please go to the web site www.envisionreports.com/AMRB.

American River Bank

Bank of Amador
Member FDIC
a division of American River Bank

North Coast Bank
Member FDIC
a division of American River Bank

100 Consecutive Profitable Quarters

We've been here before. Since 1983, we've successfully navigated the highs and lows of the economy as a highly profitable company. While current economic conditions are certainly challenging, we strive to serve our communities as a safe, strong and growing bank.

2008 Highlights

- $7.6 million in Profits
- $63.4 million in Capital
- AMRB Declines Participation in the U.S. Treasury Capital Purchase Program




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$3000
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NASDAQ
$0
1983 Recession; Beirut Bombing; U.S. invades Grenada
1984 AT&T breakup — Seven "Baby Bells" created
1985 U.S. becomes a debtor nation
1986 U.S. bombs Libya; Challenger space shuttle explodes
1987 Stock market crash
1988 Savings & Loan crisis
1989 Berlin Wall falls; U.S. invades Panama
1990 World Wide Web invented
1991 Recession; Operation Desert Storm
1992 Los Angeles riots
1993 World Trade Center bombing
1994 NAFTA agreement; Fed raises interest rates six times
PRESIDENT RONALD REAGAN
GEORGE H. W. BUSH

Letter from the Chairman and the CEO

Dear Fellow Shareholder,

What makes us different? This is a question that has been asked repeatedly by clients, prospects and shareholders as they watch bank after bank being shut down or relying on Washington for a bail out. While we certainly aren't immune to the economic forces that crippled those banks, what makes us different is our track record of consistency in our approach to plain vanilla fundamentals and relationship banking.

Today's current economic backdrop seems an unlikely situation for good news – especially from a banking company – and so it's due to a great deal of commitment and hard team work that American River Bankshares was able to mark its 100th consecutive profitable quarter in the 4th quarter of 2008.

In 2008, we had $7.6 million in profits, ending the year with $63.4 million in capital and we generated 534 new loans, ending the year with $412.4 million in net loans outstanding. After careful consideration, American River Bankshares' Board of Directors decided that it was in the best interest of our Company and our shareholders not to participate in the U.S. Department of Treasury Capital Purchase Program after receiving approval for a $6 million capital investment.

Achieving our 100th consecutive profitable quarter is a milestone to be proud of as well as a strong reminder that we've been through tough economic times before. After all, we did open our doors on the heels of a recession in 1983. We've also seen our share of market turmoil over the past 100 quarters – the stock market crash of '87, 2 wars in Iraq, the Internet bubble and so on.

Yet, we've remained open for business and profitable, serving our communities as a safe, strong and growing bank. This sends a powerful message to our clients, prospects, employees and shareholders that you can count on American River Bankshares.

There are many people looking for a trustworthy and stable banking relationship as a result of the shake-up taking place with many of the larger national banks. American River Bankshares' track record of community support, strength and reliability speaks loudly for itself. In 2009, our focus is on getting our positive story out in the community and providing clients with the best value and service possible.

Thank you for your continued investment and for the trust and confidence you have placed in our Company.

Sincerely,

Charles D. Fite
Chairman of the Board

David T. Taber
President & CEO


1995
Oklahoma City bombing; DVD invented
1996
Atlanta Olympic Games bombing; Prince Charles & Lady Di divorce
1997
Asian stock market crisis
1998
Bill Clinton impeached
1999
Y2K fears; Euro introduced
2000
Internet bubble bursts; Bush/Gore election recount
2001
9/11 terrorist attacks
2002
Enron & World-Comm corporate accounting scandals
2003
U.S. invades Iraq; SARS outbreak in Asia
2004
Oil prices soar
2005
Hurricanes Rita & Katrina devastate the gulf coast
2006
Dow Jones tops 12,000 for the first time
2007
Fed cuts rates — end of 18 consecutive increase streak
2008
Recession; Mortgage crisis
BILL CLINTON
GEORGE W. BUSH
BARACK OBAMA
BANK OWNED
OUTSIDE THE LAW?
impeachment

Consistency Builds Value

- Stock splits in 1999 and 2003
- 5% stock dividends from 1997-2002 and 2004-2008
- Cash dividends since 1992; quarterly since 1Q 2004
- 110,300 shares repurchased in 2008

Loan Mix


Other
$60,931,000
Investor CRE
$97,738,000
Construction & Land Dev
$48,664,000
Commercial
$90,625,000
Bus Property Loans
$120,887,000

Total loans $418,845,000

Deposit Mix


Savings
$33,438,000
Noninterest-bearing deposits
$119,143,000
Interest checking
$45,581,000
Money market
$105,919,000
Time deposits
$132,980,000

Total deposits $437,061,000

Total Return Performance


150
125
100
75

Index	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
◆ American River Bankshares	100.00	117.62	124.12	145.73	113.13	73.80
■ NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
SNL Bank NASDAQ	100.00	114.61	111.12	124.75	97.94	71.13

Source: SNL Financial

Diluted EPS


$1.40
$1.30
$1.20
$1.10
$1.00
$1.02
$1.38
$1.39
$1.39
$1.30
2004
2005
2006
2007
2008

Interest Margin (NIM)


5.2%
5.1%
5.0%
4.9%
4.8%
4.90%
4.98%
5.03%
5.10%
5.03%
2004
2005
2006
2007
2008

Efficiency Ratio


55%
50%
45%
40%
35%
53.12%
45.16%
47.11%
49.49%
48.92%
2004
2005
2006
2007
2008

Financial Highlights

Dollars in thousands

Statement of Operations	2008	2007	Percent Change
Net interest income	$ 25,925	$ 26,402	(1.8%)
Provision for loan and lease loss	1,743	450	287.3%
Noninterest income	2,168	2,599	(16.6%)
Noninterest expense	14,201	14,833	(4.3%)
Net income	7,571	8,478	(10.7%)

Balance Sheet	2008	2007	Percent Change
Total assets	$ 563,157	$ 573,685	(1.8%)
Net loans and leases	412,356	394,975	4.4%
Deposits	437,061	455,645	(4.1%)
Shareholder equity	63,447	59,973	5.8%

Per Share Data	2008	2007	Percent Change
Basic earnings	$ 1.30	$ 1.40	(7.1%)
Diluted earnings	1.30	1.39	(6.5%)
Book value	10.96	10.22	7.2%
Tangible book	7.98	7.23	10.4%
Cash dividends paid per share	0.57	0.55	3.6%

Operating Ratios	2008	2007
Return on average assets	1.32%	1.47%
Return on average equity	12.39%	14.01%
Return on average tangible equity	17.32%	19.78%
Efficiency (fully taxable equivalent)	48.92%	49.49%
Net interest margin	5.03%	5.10%
Total risk based capital to risk weighted assets	11.5%	10.7%

Asset Quality Ratios	2008	2007
Allowance for loan and lease losses to loans	1.41%	1.47%
Nonperforming loans and leases to total loans and leases	1.49%	1.86%
Nonperforming assets to total assets	1.49%	1.31%
Net chargeoffs to average loans and leases	0.42%	0.11%

Focus on the Community

American River Bankshares' community programs continue to make the biggest impact possible in the communities we serve. Our programs include the Employee Volunteer, Community Giving and the AMRB Foundation, all of which strive to support organizations that create opportunity, enhance self-esteem and provide physical and emotional well-being for the most vulnerable women and children.

Our Employee Volunteer Program allows all employees from the date of hire 40 hours of volunteer time a year without taking time off. We also offer matching grants that recognize the time commitment employees have made to an organization. In 2008, employees donated almost 3,000 hours of volunteer time, which is the equivalent of 24 hours per employee.

The American River Bankshares Foundation was established in July 2004 to give back meaningfully to local non-profit organizations based in Amador, Placer, Sacramento or Sonoma Counties. A large portion of the Foundation's funding is a result of the Employee Match Program, which matches dollar-for-dollar employee contributions. In 2008, employees donated over $14,500 to the Foundation, which resulted in six grants totally $60,000 to local non-profit organizations.

Our Team

American River Bankshares Board of Directors

Charles D. Fite
Chairman of the Board
President, Fite Development Co.

Roger J. Taylor, DDS
Vice-Chairman of the Board
Executive Director
Impax Health Prime
Retired Dentist

Stephen H. Waks, Esq.
Secretary to the Board
Attorney-at-Law and Owner
Waks Law Corporation

Amador S. Bustos
CEO
Bustos Media, LLC

Dorene C. Dominquez
President
Vanir Group of Companies

Robert J. Fox, CPA
Partner
S.J. Gallina & Co.

William A. Robotham, CPA
Executive Partner
Pisenti & Brinker LLP

David T. Taber
President & CEO
American River Bankshares

Philip A. Wright
Owner
Prudential California Realty

Michael A. Ziegler
President & CEO
Pride Industries

American River Bankshares Management Team

David T. Taber
President & CEO

Mitchell A. Derenzo
EVP & Chief Financial Officer

Douglas E. Tow
EVP & Chief Credit Officer

Kevin B. Bender
EVP & Chief Information Officer

Raymond F. Byrne
President, North Coast Bank

Wayne T. Garibaldi
Regional President, Bank of Amador

American River Bank Board of Directors

Charles D. Fite
Chairman of the Board

Roger J. Taylor, DDS
Vice Chairman

Robert J. Fox, CPA

William A. Robotham, CPA

David T. Taber

Stephen H. Waks, Esq

Philip A. Wright

Michael A. Ziegler

North Coast Bank Regional Community Bank Board

Raymond F. Byrne

Pam Chanter
Vice President
Vantreo Insurance Brokers

Robert Hillmann
Movie Director, Producer and Cameraman

Herb Liberman
Economic Development Coordinator
Healdsburg Chamber of Commerce &
Visitors Bureau

William A. Robotham, CPA

Stephen E. Schwitalla
CEO
Sonoma County Vintners Co-op

Philip A. Wright

Stock Listing
American River Bankshares trades on the NASDAQ Global Select Stock Market under the symbol "AMRB"

Investor Relations
American River Bankshares
3100 Zinfandel Drive, Suite 450
Rancho Cordova, CA 95670
(916) 851-0123
investor.relations@amrb.com
www.amrb.com

Transfer Agent
Computershare Trust Company
350 Indiana Street, Suite 800
Golden, CO 80401
1-800-942-5909
www.computershare.com

Annual Meeting
The 2009 annual meeting of American River Bankshares will be held at 3:00 p.m. on May 21, 2009 at:
American River Bankshares
3100 Zinfandel Drive, Suite 450
Rancho Cordova, CA 95670

Financial Table of Contents

Selected Financial Data

FINANCIAL SUMMARY-The following table presents certain consolidated financial information concerning the business of the Company and its subsidiaries. This information should be read in conjunction with the Consolidated Financial Statements, the notes thereto, and Management's Discussion and Analysis included in this report. All per share data has been retroactively restated to reflect stock dividends and stock splits. In December 2004, the Company completed a merger with Bank of Amador. The merger transaction was accounted for using the purchase method of accounting and accordingly the results of their operations are included in the table below.

As of and for the Years Ended December 31,
(in thousands, except per share amounts and ratios)

Statement of Operations Data:	**2008**	**2007**	**2006**	**2005**	**2004**
Net interest income	$ 25,925	$ 26,402	$ 27,066	$ 26,462	$ 19,418
Provision for loan and lease losses	1,743	450	320	322	895
Other income	2,168	2,599	2,443	2,329	2,395
Other expenses	14,201	14,833	14,388	13,493	11,713
Income before income taxes	12,149	13,718	14,801	14,976	9,205
Income taxes	4,578	5,240	5,739	5,792	3,378
Net income	$ 7,571	$ 8,478	$ 9,062	$ 9,184	$ 5,827
Earnings per share – basic	$ 1.30	$ 1.40	$ 1.42	$ 1.41	$ 1.07
Earnings per share – diluted	$ 1.30	$ 1.39	$ 1.39	$ 1.38	$ 1.02
Cash dividends per share	$ 0.57	$ 0.55	$ 0.53	$ 0.46	$ 0.36
Book value per share	$ 10.95	$ 10.22	$ 10.00	$ 9.67	$ 9.13
Tangible book value per share	$ 7.98	$ 7.23	$ 7.14	$ 6.89	$ 6.29
Balance Sheet Data:					
Balance sheet totals-end of period:					
Assets	$ 563,157	$ 573,685	$ 604,003	$ 612,763	$ 586,666
Loans and leases, net	412,356	394,975	382,993	365,571	352,467
Deposits	437,061	455,645	493,875	500,706	475,387
Shareholders' equity	63,447	59,973	62,371	62,746	58,990
Average balance sheet amounts:					
Assets	$ 575,046	$ 575,225	$ 603,040	$ 596,670	$ 439,012
Loans and leases	410,293	390,488	381,465	360,319	277,647
Earning assets	522,566	524,365	544,794	537,031	400,265
Deposits	448,168	479,344	488,026	494,905	357,420
Shareholders' equity	61,084	60,533	62,570	60,641	39,163
Selected Ratios:					
For the year:					
Return on average equity	12.39%	14.01%	14.48%	15.14%	14.88%
Return on average assets	1.32%	1.47%	1.50%	1.54%	1.33%
Efficiency ratio *	48.92%	49.49%	47.11%	45.16%	53.12%
Net interest margin *	5.03%	5.10%	5.03%	4.98%	4.90%
Net charge-offs to average loans & leases	0.42%	0.11%	0.03%	0.04%	0.08%
At December 31:					
Average equity to average assets	10.62%	10.52%	10.38%	10.16%	8.92%
Leverage capital ratio	8.32%	7.72%	7.81%	7.66%	8.35%
Allowance for loan and leases losses to total loans and leases	1.41%	1.47%	1.51%	1.53%	1.54%

* *fully taxable equivalent*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is American River Bankshares management's discussion and analysis of the significant changes in income and expense accounts for the years ended December 31, 2008, 2007, and 2006.

Cautionary Statements Regarding Forward-Looking Statements

Certain matters discussed or incorporated by reference in this Annual Report including, but not limited to, matters described herein are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, Section 27A of the Securities Act of 1933, as amended, and subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) the duration of financial and economic volatility and actions taken by the United States Congress and governmental agencies, including the United States Department of the Treasury, to deal with challenges to the U.S. financial system; (2) variances in the actual versus projected growth in assets and return on assets; (3) loan and lease losses; (4) expenses; (5) changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits and other borrowed funds; (6) competition effects; (7) fee and other noninterest income earned; (8) general economic conditions nationally, regionally, and in the operating market areas of the Company and its subsidiaries; (9) changes in the regulatory environment including government intervention in the U.S. financial system; (10) changes in business conditions and inflation; (11) changes in securities markets, public debt markets, and other capital markets; (12) data processing and other operational systems failures or fraud; (13) a decline in real estate values in the Company's operating market areas; (14) the effects of uncontrollable events such as terrorism, the threat of terrorism or the impact of the current military conflicts in Afghanistan and Iraq and the conduct of the war on terrorism by the United States and its allies, worsening financial and economic conditions, natural disasters, and disruption of power supplies and communications; and (15) changes in accounting standards, tax laws or regulations and interpretations of such standards, laws or regulations, as well as other factors. The factors set forth under "Item 1A - Risk Factors" in this report and other cautionary statements and information set forth in this report should be carefully considered and understood as being applicable to all related forward-looking statements contained in this report, when evaluating the business prospects of the Company and its subsidiaries.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and shareholder values may differ significantly from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission (the "SEC") on Forms 10-K, 10-Q and 8-K.

Critical Accounting Policies

General

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The financial information contained within our statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. We use historical loss data, peer group experience and the economic environment as factors, among others, in determining the inherent loss that may be present in our loan and lease portfolio. Actual losses could differ significantly from the historical factors that we use. Other estimates that we use are related to the expected useful lives of our depreciable assets. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is an estimate of the credit loss risk in our loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5 "Accounting for Contingencies," which requires that losses be accrued when it is probable that a loss has occurred at the balance sheet date and such loss can be reasonably estimated; and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued on impaired loans based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan and lease losses is determined based upon estimates that can and do change when the actual risk, loss events, or changes in other factors, occur. The analysis of the allowance uses a historical loss view as one indicator of future losses and as a result could differ from the loss incurred in the future. If the allowance for loan and lease losses falls below that deemed adequate (by reason of loan and lease growth, actual losses, the effect of changes in risk ratings, or some combination of these factors), the Company has a strategy for supplementing the allowance for loan and lease losses, over the short term. For further information regarding our allowance for loan and lease losses, see "Allowance for Loan and Lease Losses Activity."

Stock-Based Compensation

The Company recognizes compensation expense in an amount equal to the fair value of all share-based payments which consist of stock options granted to directors and employees. The fair value of each option is estimated on the date of grant and amortized over the service period using a Black-Scholes-Merton based option valuation model that requires the use of assumptions. Critical assumptions that affect the estimated fair value of each option include expected stock price volatility, dividend yields, option life and the risk-free interest rate.

Goodwill

Business combinations involving the Company's acquisition of the equity interests or net assets of another enterprise or the assumption of net liabilities in an acquisition of branches constituting a business may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at a reporting unit level at least annually following the year of acquisition. The Company performed an evaluation of the goodwill, recorded as a result of the Bank of Amador acquisition, during the fourth quarter of 2008 and determined that there was no impairment. While the Company believes all assumptions utilized in its assessment of goodwill for impairment are reasonable and appropriate, changes in earnings, the effective tax rate, historical earnings multiples and the cost of capital could all cause different results for the calculation of the present value of future cash flows.

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company accounts for income taxes using the balance sheet method, under which deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the consolidated balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

Since January 1, 2007 the Company has accounted for uncertainty in income taxes under Financial Accounting Standards Board (the "FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). Under the provisions of FIN 48, only tax positions that met the more-likely-than-not recognition threshold on January 1, 2007 were recognized or continue to be recognized. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The election has been made to record interest expense related to tax exposures in tax expense, if applicable, and the exposure for penalties related to tax exposures in tax expense, if applicable.

Overview

The Company recorded its 100th consecutive profitable quarter for the quarter ended December 31, 2008. Net income in 2008 decreased 10.7% to $7,571,000 versus $8,478,000 in 2007. Diluted earnings per share for 2008 were $1.30, a decrease of $0.09 or 6.5% from the $1.39 recorded in 2007. For 2008, the Company realized a return on average equity of 12.39% and a return on average assets of 1.32%, as compared to 14.01% and 1.47% for 2007.

Net income for 2007 was $584,000 (6.4%) lower than the $9,062,000 recorded in 2006. Diluted earnings per share in 2006 were $1.39, return on average assets was 1.50% and return on average equity was 14.48%. Table One below provides a summary of the components of net income for the years indicated:

Table One: Components of Net Income

(dollars in thousands)

For the years ended:	**2008**	**2007**	**2006**
Net interest income*	$26,277	$26,749	$27,396
Provision for loan and lease losses	(1,743)	(450)	(320)
Noninterest income	2,168	2,599	2,443
Noninterest expense	(14,201)	(14,833)	(14,388)
Provision for income taxes	(4,578)	(5,240)	(5,739)
Tax equivalent adjustment	(352)	(347)	(330)
Net income	$ 7,571	$ 8,478	$ 9,062
Average total assets	$575,046	$575,225	$603,040
Net income as a percentage of average total assets	1.32%	1.47%	1.50%

* *Fully taxable equivalent basis (FTE)*

All share and per share data for 2008, 2007 and 2006 have been adjusted for 5% stock dividends distributed on December 18, 2008, December 20, 2007, and December 22, 2006.

During 2008, total assets of the Company decreased $10,528,000 (1.8%) to a total of $563,157,000 at year-end. At December 31, 2008, net loans totaled $412,356,000, up $17,381,000 (4.4%) from the ending balances on December 31, 2007. Deposits decreased 4.1% during 2008 resulting in ending deposit balances of $437,061,000. The Company ended 2008 with a Tier 1 capital ratio of 10.2% and a total risk-based capital ratio of 11.5%.

Results of Operations

Net Interest Income and Net Interest Margin

Net interest income represents the excess of interest and fees earned on interest earning assets (loans, securities, Federal funds sold and interest-bearing depots in other banks) over the interest paid on deposits and borrowed funds. Net interest margin is net interest income expressed as a percentage of average earning assets.

The Company's fully taxable equivalent net interest margin was 5.03% in 2008 and 5.10% in 2007. The fully taxable equivalent net interest income was down $472,000 (1.8%) in 2008 compared to 2007.

The fully taxable equivalent interest income component decreased from $37,825,000 in 2007 to $33,905,000 in 2008, representing a 10.4% decrease. The decrease in the fully taxable equivalent interest income for 2008 compared to the same period in 2007 is comprised of two components - rate (down $4,523,000) and volume (up $603,000). The decline in rates can be attributed to decreases implemented by the Company on the loans and leases during the latter part of 2007 and 2008 in response to the Federal Reserve Board (the "FRB") decreases in the Federal funds and discount rates. Decreases by the FRB have resulted in ten rate reductions totaling 500 basis points since September 2007. In addition, an increased level of nonaccrual loans resulted in foregone interest income of approximately $647,000 during 2008 as compared to $305,000 in 2007. The overall decreasing interest rate environment and the negative effect of the nonaccrual loans resulted in a 74 basis point decrease in the yield on average earning assets from 7.21% for 2007 to 6.47% for 2008. The volume increase occurred despite a slight $1,799,000 (0.3%) decrease in average earning assets from $524,365,000 during 2007 to $522,566,000 during 2008 as a result of a shift in balances from lower earning investments to higher earning loans. The change in the mix of average earning assets resulted from the Company's decision to use the proceeds from principal reductions and maturing investment securities to provide funding for loan growth. This strategy has reduced the average balances on investment securities by $21,289,000 or 16.6% from $128,238,000 during 2007 to $106,949,000 during 2008, while average loan balances increased $19,805,000 or 5.1% from $390,488,000 during 2007 to $410,293,000 during 2008. The Company's ability to increase its average loans is the result of its continued concentrated focus on business lending and the purchase of a $7,255,000 pool of loans secured by properties located in the Company's market area from another bank.

The fully taxable equivalent interest income component decreased from $38,284,000 in 2006 to $37,825,000 in 2007, representing a 1.2% decrease. The decrease in the fully taxable equivalent interest income for 2007 compared to the same period in 2006 is broken down by rate (up $67,000) and volume (down $526,000). The rate increase can be attributed to an increase in the yield on the investment portfolio from 4.41% in 2006 to 4.72% in 2007. The increase in yield results from matured short-term securities with lower yields being redirected to reduce borrowings and fund the growth in loans and leaving the investment portfolio with longer maturity higher yielding investments, thus an overall higher average yield on the existing portfolio. The volume decrease was the result of a 3.7% decrease in average earning assets. The Company made a decision to use the proceeds from principal reductions and maturing investment securities to reduce the level of outstanding borrowings and provide funding for loan growth. This strategy reduced the average balances on investment securities by 18.3% from $162,970,000 during 2006 to $133,187,000 during 2007. Average balances of other borrowings were down $17,010,000 (36.4%) and average loan balances were up $9,023,000 (2.4%) during the same time period. The increase in average loans is the result of concentrated focus on business lending.

Interest expense decreased $3,448,000 (31.1%) in 2008 compared to 2007. The average balances of interest-bearing liabilities were $17,366,000 (4.8%) higher in the 2008 compared to 2007. The higher balances accounted for a $1,224,000 increase in interest expense. Average borrowings were up $29,880,000 (100.7%) as the Company used borrowings as a funding source for the increased loan balances as average deposit balances declined. Average deposit balances decreased $31,176,000 (6.5%) from $479,344,000 during 2007 to $448,168,000 during 2008. Although the number of deposit relationships and accounts remains relatively stable, the average balances in those accounts have experienced a decrease over the past twelve months. As a result of the lower overall interest rate environment the decrease in rates accounted for a $4,672,000 reduction in interest expense in 2008. Rates paid on interest-bearing liabilities decreased 105 basis points from 2007 to 2008 from 3.04% to 1.99%. The rate on average borrowings dropped 221 basis points during that same time period from 5.11% to 2.90%.

Interest expense increased $188,000 (1.7%) in 2007 compared to 2006. The increase in rates paid on interest bearing liabilities resulted in an increase of $1,097,000 in interest expense. The rates paid on interest bearing liabilities increased 16 basis points on a year-over-year basis and was a result of the higher overall interest rate environment. A drop in average balances reduced much of this increase due to higher rates. The average balances on interest bearing liabilities were $14,447,000 (3.8%) lower in 2007 versus 2006. The lower balances accounted for a $909,000 decrease in interest expense. In 2007, average interest bearing deposits were up $2,563,000 (0.8%) but other borrowings were down $17,010,000 (36.4%) creating the overall drop in interest bearing balances. In 2007, the Company focused on reducing the higher cost borrowings; the decrease in other borrowings accounting for $806,000 in reduced interest costs from volume compared to 2006. The Company also focused on bringing in additional checking, money market, and savings accounts, and reducing higher priced time deposits and as a result, the average balances on interest checking, money market and savings accounts were up $8,033,000 (4.0%) adding $119,000 to interest expense attributable to the increased volume, while the average time deposit balances were down $5,470,000 (4.2%) reducing the expense by $222,000.

Table Two, Analysis of Net Interest Margin on Earning Assets, and Table Three, Analysis of Volume and Rate Changes on Net Interest Income and Expenses, are provided to enable the reader to understand the components and past trends of the Company's interest income and expenses. Table Two provides an analysis of net interest margin on earning assets setting forth average assets, liabilities and shareholders' equity; interest income earned and interest expense paid and average rates earned and paid; and the net interest margin on earning assets. Table Three sets forth a summary of the changes in interest income and interest expense from changes in average asset and liability balances (volume), computed on a daily average basis, and changes in average interest rates.

Table Two: Analysis of Net Interest Margin on Earning Assets

(Taxable Equivalent Basis) *(dollars in thousands)*

Year Ended December 31,	2008			2007			2006		
	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield
Assets:									
Earning assets									
Loans and leases (1)	$ 410,293	$ 28,512	6.95%	$ 390,488	$ 31,508	8.07%	$ 381,465	$ 31,082	8.15%
Taxable investment securities	79,675	3,711	4.66%	100,086	4,544	4.54%	129,608	5,545	4.28%
Tax-exempt investment securities (2)	27,102	1,428	5.27%	27,745	1,436	5.18%	27,886	1,355	4.86%
Corporate stock	172	22	12.79%	407	32	7.86%	559	42	7.51%
Federal funds sold	486	10	2.06%	690	34	4.93%	359	19	5.29%
Interest bearing deposits in other banks	4,838	222	4.59%	4,949	271	5.48%	4,917	241	4.90%
Total earning assets	522,566	33,905	6.47%	524,365	37,825	7.21%	544,794	38,284	7.03%
Cash & due from banks	19,260			17,263			28,401		
Other assets	39,330			39,529			35,708		
Allowance for loan & lease losses	(6,110)			(5,932)			(5,863)		
	$ 575,046			$ 575,225			$ 603,040		
Liabilities & Shareholders' Equity:									
Interest bearing liabilities:									
NOW & MMDA	$ 164,531	1,929	1.17%	$ 173,382	3,781	2.18%	$ 168,128	3,204	1.91%
Savings	36,033	324	0.90%	37,690	546	1.45%	34,911	242	0.69%
Time deposits	121,479	3,648	3.00%	123,485	5,233	4.24%	128,955	5,231	4.06%
Other borrowings	59,560	1,727	2.90%	29,680	1,516	5.11%	46,690	2,211	4.74%
Total interest bearing liabilities	381,603	7,628	1.99%		11,076	3.04%	378,684	10,888	2.88%
Demand deposits	126,125			144,787			156,032		
Other liabilities	6,234			5,668			5,754		
Total liabilities	513,962			514,692			540,470		
Shareholders' equity	61,084			60,533			62,570		
	$ 575,046			$ 575,225			$ 603,040		
Net interest income & margin (3)		$ 26,277	5.03%		$ 26,749	5.10%		$ 27,396	5.03%

(1) Loan and lease interest includes loan and lease fees of $250,000, $529,000 and $873,000 in 2008, 2007 and 2006, respectively.

(2) Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from Federal income taxes. The effective Federal statutory tax rate was 35% in 2008, 2007 and 2006.

(3) Net interest margin is computed by dividing net interest income by total average earning assets.

Table Three: Analysis of Volume and Rate Changes on Net Interest Income and Expenses

Year ended December 31, 2008 over 2007 *(dollars in thousands)*
Increase (decrease) due to change in:

	Volume	Rate (4)	Net Change
Interest-earning assets:			
Net loans and leases (1)(2)	$ 1,597	$ (4,593)	$ (2,996)
Taxable investment securities	(927)	94	(833)
Tax-exempt investment securities (3)	(33)	25	(8)
Corporate stock	(18)	8	(10)
Federal funds sold & other	(10)	(14)	(24)
Interest bearing deposits in other banks	(6)	(43)	(49)
Total	603	(4,523)	(3,920)
Interest-bearing liabilities:			
Demand deposits	(193)	(1,659)	(1,852)
Savings deposits	(24)	(198)	(222)
Time deposits	(85)	(1,500)	(1,585)
Other borrowings	1,526	(1,315)	211
Total	1,224	(4,672)	(3,448)
Interest differential	$ (621)	$ 149	$ (472)

Year Ended December 31, 2007 over 2006 *(dollars in thousands)*
Increase (decrease) due to change in:

	Volume	Rate (4)	Net Change
Interest-earning assets:			
Net loans and leases (1)(2)	$ 735	$ (309)	$ 426
Taxable investment securities	(1,263)	262	(1,001)
Tax-exempt investment securities (3)	(7)	88	81
Corporate stock	(11)	1	(10)
Federal funds sold & other	18	(3)	15
Interest bearing deposits in other banks	2	28	30
Total	(526)	67	(459)
Interest-bearing liabilities:			
Demand deposits	100	477	577
Savings deposits	19	285	304
Time deposits	(222)	224	2
Other borrowings	(806)	111	(695)
Total	(909)	1,097	188
Interest differential	$ 383	$ (1,030)	$ (647)

(1) The average balance of non-accruing loans and leases is immaterial as a percentage of total loans and leases and, as such, has been included in net loans and leases.

(2) Loan and lease fees of $250,000, $529,000 and $873,000 for the years ended December 31, 2008, 2007 and 2006, respectively, have been included in the interest income computation.

(3) Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from Federal income taxes. The effective Federal statutory tax rate was 35% in 2008, 2007 and 2006.

(4) The rate/volume variance has been included in the rate variance.

Provision for Loan and Lease Losses

The Company provided $1,743,000 for loan and lease losses in 2008 as compared to $450,000 for 2007. Net loan charge-offs for 2008 were $1,708,000 as compared to $441,000 in 2007. In 2008, net loan charge-offs as a percentage of average loans outstanding were .42% compared to .11% in 2007. In 2006, the Company provided $320,000 for loan and lease losses and net charge-offs were $125,000. For further information please see "Allowance for Loan and Lease Losses Activity."

Service Charges and Fees and Other Income

Table Four below provides a summary of the components of noninterest income for the periods indicated *(dollars in thousands)*:

Table Four: Components of Noninterest Income

Year Ended December 31,	2008	2007	2006
Service charges on deposit accounts	$ 741	$ 743	$ 783
Merchant fee income	482	544	549
Earnings on Bank owned life insurance	395	404	256
Income from residential lending division	283	401	192
Accounts receivable servicing fees	170	244	372
(Loss) gain on sale, call and impairment of securities	(119)	11	1
Other	216	252	290
	$ 2,168	$ 2,599	$ 2,443

Noninterest income was down $431,000 (16.6%) to $2,168,000 in 2008 from the 2007 level. The decrease from 2007 to 2008 was primarily related to lower income from fees on residential lending (down $118,000 or 29.4%), lower fees on accounts receivable servicing (down $74,000 or 32.5%), lower merchant fees (down $62,000 or 11.4%) and an impairment charge of $245,000 on the Company's investment in Federal National Mortgage Association ("FNMA") preferred stock. On September 7, 2008, the U.S. Government placed FNMA into conservatorship and as a result the market value of the shares experienced a significant decline. The par value of the shares is $250,000 and the Company has written down the balance by $245,000 to $5,000. The decrease in fees from residential lending resulted from the lower number of loan closings due to the slowdown in the residential real estate market. The decrease in fees on accounts receivable servicing and merchant fees is due to lower activity levels in 2008 compared to 2007.

Noninterest income was up $156,000 (6.4%) to $2,599,000 in 2007 from the 2006 level. The increase in noninterest income can be attributed to increases in earnings on bank owned life insurance (up $149,000 or 58.2%) and residential lending fee income (up $209,000 or 108.9%). The Company experienced a decrease in accounts receivable servicing fees (down $128,000 or 34.4%). The increase in income from bank owned life insurance was the result of the Company purchasing additional policies near the end of the fourth quarter of 2006. The increase in fees from residential lending relates to the Company's decision to expand is Residential Lending Division by adding four (4) mortgage specialists. These increases were offset by a reduction of fees from accounts receivable servicing which resulted from lower overall volume.

Salaries and Benefits

Salaries and benefits, which include commissions, were $7,687,000 (down $709,000 or 8.4%) for 2008 as compared to $8,396,000 in 2007. The decrease in salary and benefit expense is primarily related to a decrease in the average full time equivalent employees ("FTE") and lower incentive compensation. The average FTE's decreased from 129 in 2007 to 123 during 2008 and, at the end of 2008, the full-time equivalent staff was 122, down 2 from 124 at the end of 2007. The incentive compensation expense decreased $474,000 (79.0%) from $600,000 in 2007 to $126,000 in 2008 as no performance related incentive was earned as the Company did not hit its performance goals.

Salaries and benefits were $8,396,000 (up $580,000 or 7.4%) for 2007 as compared to $7,816,000 in 2006. The salary and benefit expense related to the expanded Residential Lending Division added $259,000 (or 44.7% of the increase). Payroll taxes (up $34,000), stock option expense (up $57,000) group health insurance (up $106,000), and retirement costs (up $43,000) also added to the increased expense. At the end of 2007, the full-time equivalent staff was 124, down 5 from the 129 at the end of 2006.

Occupancy, Furniture and Equipment

Occupancy expense increased $97,000 (6.9%) during 2008 to $1,495,000, up from $1,398,000 in 2007. The majority of the increase relates to normal rent increases and higher utilities in the Company's leased facilities as well as depreciation expense related to recent branch remodels. Furniture and equipment expense was $774,000 in 2008 compared to $691,000 in 2007, representing an $83,000 (12.0%) increase. The increase in furniture and equipment expense relates primarily to higher technology related maintenance.

Occupancy expense increased $14,000 (1.0%) during 2007 to $1,398,000, up from $1,384,000 in 2006. The majority of the increase relates to normal rent increases in the Company's leased facilities. Furniture and equipment expense was $691,000 in 2007 compared to $812,000 in 2006, representing a $121,000 (14.9%) decrease. The decrease in furniture and equipment expense relates to less amortization of technology related equipment. Although still being used, certain equipment has reached its fully depreciated life.

Other Expenses

Table Five below provides a summary of the components of the other noninterest expenses for the periods indicated *(dollars in thousands)*:

Year Ended December 31,	2008	2007	2006
Professional fees	$ 936	$ 832	$ 778
Telephone and postage	403	420	411
Directors' expense	321	378	311
Outsourced item processing	391	374	495
Advertising and promotion	339	338	357
Stationery and supplies	274	322	335
Amortization of intangible assets	286	308	330
Donations	56	62	88
Other operating expenses	1,239	1,314	1,271
	$ 4,245	$ 4,348	$ 4,376

Other expenses were $4,245,000 (down $103,000 or 2.4%) for 2008 as compared to $4,348,000 for 2007. Professional fees increased $104,000 (12.5%) due in part to higher legal, accounting, and other professional services to comply with changes in the regulatory environment and to resolve problem loans. This increase was offset by reductions in several other expense related items as the Company continued to focus on reducing expenses and services. The overhead efficiency ratio on a taxable equivalent basis for 2008 was 48.9% as compared to 49.5% in 2007.

Other expenses were $4,348,000 (down $28,000 or 0.6%) for 2007 as compared to $4,376,000 for 2006. Professional fees increased $54,000 (6.9%) and directors' expense increased $67,000 (21.5%). These increases were offset by reductions in outsourced item processing (down $121,000 or 24.4%) and advertising, promotion and donations (down $45,000 or 10.1%). The increase in professional fees relates to higher legal and other professional services to comply with changes in the regulatory environment and to resolve problem loans. Directors' expense increased due to higher overall fees paid to the Company directors and higher expense related to stock options accounted for under FAS 123 (R). Item processing expense was lower in 2007 as the Company settled a pricing issue with its vendor. The overhead efficiency ratio on a taxable equivalent basis for 2007 was 49.5% as compared to 47.1% in 2006.

Provision for Taxes

The effective tax rate on income was 37.7%, 38.2% and 38.8% in 2008, 2007 and 2006, respectively. The effective tax rate was greater than the Federal statutory tax rate due to state tax expense (net of Federal tax effect) of $802,000, $919,000 and $1,006,000 in these years. Tax-exempt income of $1,415,000, $1,410,000 and $1,211,000 from investment securities and bank owned life insurance in these years helped to reduce the effective tax rate.

Balance Sheet Analysis

The Company's total assets were $563,157,000 at December 31, 2008 as compared to $573,685,000 at December 31, 2007, representing a decrease of $10,528,000 (1.8%). The average balances of total assets during 2008 were $575,046,000 which is consistent with the 2007 total of $575,225,000.

Investment Securities

The Company classifies its investment securities as trading, held-to-maturity or available-for-sale. The Company's intent is to hold all securities classified as held-to-maturity until maturity and management believes that it has the ability to do so. Securities available-for-sale may be sold to implement asset/liability management strategies; as part of our contingency funding plan; and in response to changes in interest rates, prepayment rates and similar factors. Table Six below summarizes the values of the Company's investment securities held on December 31 of the years indicated.

Table Six: Investment Securities Composition
(dollars in thousands)

Available-for-sale (at fair value)	**2008**	**2007**	**2006**
Debt securities:			
U.S. Government agencies	$ -	$ 16,506	$ 28,123
Mortgage-backed securities	32,232	31,066	33,236
Obligations of states and political subdivisions	31,012	31,111	41,224
Corporate debt securities	-	-	1,003
Equity securities:			
Corporate stock	90	287	623
Total available-for-sale investment securities	$ 63,334	$ 78,970	$ 104,209
Held-to-maturity (at amortized cost)			
Debt securities:			
Mortgage-backed securities	$ 24,365	$ 34,754	$ 44,031
Total held-to-maturity investment securities	$ 24,365	$ 34,754	$ 44,031

See Table Fifteen for a breakdown of the investment securities by maturity and the corresponding weighted average yields.

Loans and Leases

The Company concentrates its lending activities in the following principal areas: (1) commercial; (2) commercial real estate; (3) multi-family real estate; (4) real estate construction (both commercial and residential); (5) residential real estate; (6) lease financing receivable; (7) agriculture; and (8) consumer loans. At December 31, 2008, these categories accounted for approximately 22%, 52%, 2%, 12%, 6%, 1%, 2% and 3%, respectively, of the Company's loan portfolio. This mix was relatively unchanged compared to 24%, 48%, 1%, 16%, 5%, 1%, 2% and 3% at December 31, 2007. Continuing focus in the Company's market area, new borrowers developed through the Company's marketing efforts, and credit extensions expanded to existing borrowers resulted in the Company originating over $125 million in new loans in 2008.

The Company reported net increases in balances for commercial real estate ($26,852,000 or 14.0%), multi-family real estate ($3,108,000 or 53.3%), residential real estate ($4,486,000 or 22.8%), lease financing receivable ($405,000 or 10.0%), and consumer loans ($4,046,000 or 37.6%) and the Company experienced a decrease in commercial ($4,007,000 or 4.2%), real estate construction ($17,358,000 or 26.3%), and agriculture ($162,000 or 2.0%) primarily as a result of paydowns. Table Seven below summarizes the composition of the loan and lease portfolio for the past five years as of December 31.

Table Seven: Loan and Lease Portfolio Composition
(dollars in thousands)

Year Ended December 31,	2008	2007	2006	2005	2004
Commercial	$ 90,625	$ 94,632	$ 85,859	$ 77,971	$ 66,864
Real estate:					
Commercial	218,626	191,774	175,643	154,500	166,263
Multi-family	8,938	5,830	3,618	3,767	2,660
Construction	48,664	66,022	90,314	103,048	90,162
Residential	24,706	20,120	8,689	4,680	5,236
Lease financing receivable	4,475	4,070	6,375	7,967	9,994
Agriculture	8,015	8,177	7,362	8,129	8,252
Consumer	14,796	10,750	11,712	11,900	9,417
	418,845	401,375	389,572	371,962	358,848
Deferred loan fees, net	(571)	(517)	(705)	(712)	(885)
Allowance for loan and lease losses	(5,918)	(5,883)	(5,874)	(5,679)	(5,496)
Total net loans and leases	$412,356	$394,975	$382,993	$365,571	$352,467

A significant portion of the Company's loans and leases are direct loans and leases made to individuals and local businesses. The Company relies substantially on local promotional activity and personal contacts by American River Bank officers, directors and employees to compete with other financial institutions. The Company makes loans and leases to borrowers whose applications include a sound purpose and a viable primary repayment source, generally supported by a secondary source of repayment. Commercial loans consist of credit lines for operating needs, loans for equipment purchases, working capital, and various other business loan products. Consumer loans include a range of traditional consumer loan products such as personal lines of credit and loans to finance purchases of autos, boats, recreational vehicles, mobile homes and various other consumer items. Construction loans are generally comprised of commitments to customers within the Company's service area for construction of commercial properties, multi-family properties and custom and semi-custom single-family residences. Other real estate loans consist primarily of loans secured by first trust deeds on commercial and residential properties typically with maturities from 3 to 10 years and original loan-to- value ratios generally from 65% to 75%. Agriculture loans consist primarily of vineyard loans and development loans to plant vineyards. In general, except in the case of loans under SBA programs or Farm Services Agency guarantees, the Company does not make long-term mortgage loans; however, in 2008, American River Bank had a residential lending division to assist customers in securing most forms of longer term single-family mortgage financing. American River Bank acted as a broker between American River Bank's clients and the loan wholesalers. American River Bank received an origination fee for loans closed.

Subprime loans generally refer to residential mortgages made to higher-risk borrowers with lower credit and/or income histories. Many of these subprime loans were made with adjustable interest rates that reset upward after an introductory period. Such subprime loans coupled with declines in housing prices have led to an increase in default rates resulting in many instances of increased foreclosure rates as the adjustable interest rates reset to higher levels. The Company does not have any "subprime" loans on its books at December 31, 2008.

Average net loans and leases in 2008 were $410,293,000 which represents an increase of $19,805,000 (5.1%) over the average in 2007. Average net loans and leases in 2007 were $390,488,000 which represents an increase of $9,023,000 (2.4%) over the average in 2006. Loan growth in 2008 and 2007 resulted from the continued concentrated effort to increase commercial relationships, the addition of new borrowers developed through the Company's marketing efforts, and credit extensions expanded to existing borrowers.

Risk Elements

The Company assesses and manages credit risk on an ongoing basis through a total credit culture that emphasizes excellent credit quality, extensive internal monitoring and established formal lending policies. Additionally, the Company contracts with an outside loan review consultant to periodically review the existing loan and lease portfolio. Management believes its ability to identify and assess risk and return characteristics of the Company's loan and lease portfolio is critical for profitability and growth. Management strives to continue its emphasis on credit quality in the loan and lease approval process, through active credit administration and regular monitoring. With this in mind, management has designed and implemented a comprehensive loan and lease review and grading system that functions to continually assess the credit risk inherent in the loan and lease portfolio. In addition, the Company has taken actions to further strengthen its lending compliance management system in accordance with recommendations in connection with its 2008 compliance examination including, among other matters, enhancement of existing procedures for internal control of loan compliance functions such as maintenance of required levels of compliance training, increased monitoring of the compliance program, and identification of any compliance weaknesses.

Ultimately, underlying trends in economic and business cycles may influence credit quality. American River Bank's business is concentrated in the Sacramento Metropolitan Statistical Area, which is a diversified economy, but with a large State of California government presence and employment base, in Sonoma County, through North Coast Bank, a division of American River Bank, whose business is focused on businesses within the three communities in which it has offices (Santa Rosa, Windsor, and Healdsburg) and in Amador County, through Bank of Amador, a division of American River Bank, whose business is focused on businesses and consumers within the three communities in which it has offices (Jackson, Pioneer, and Ione) as well as a diversified residential construction loan business in numerous Northern California counties. The economy of Sonoma County is diversified with professional services, manufacturing, agriculture and real estate investment and construction, while the economy of Amador County is reliant upon government, services, retail trade, manufacturing industries and Indian gaming.

The Company has significant extensions of credit and commitments to extend credit that are secured by real estate. The ultimate repayment of these loans is generally dependent on personal or business cash flows or the sale or refinancing of the real estate. The Company monitors the effects of current and expected market conditions and other factors on the collectability of real estate loans. The more significant factors management considers involve the following: lease rate and terms, vacancy rates, absorption and sale rates; real estate values, supply and demand factors, and rates of return; operating expenses; inflation; and sufficiency of repayment sources independent of the real estate including, in some instances, personal guarantees. In extending credit and commitments to borrowers, the Company generally requires collateral and/or guarantees as security. The repayment of such loans is expected to come from cash flow or from proceeds from the sale of selected assets of the borrowers. The Company's requirement for collateral and/or guarantees is determined on a case-by-case basis in connection with management's evaluation of the creditworthiness of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing properties, residences and other real property. The Company secures its collateral by perfecting its security interest in business assets, obtaining deeds of trust, or outright possession among other means.

In management's judgment, a concentration exists in real estate loans which represented approximately 71.8% of the Company's loan and lease portfolio at December 31, 2008, up from 70.7% at December 31, 2007. Management believes that the residential land and residential construction portion of the Company's loan portfolio carries more than the normal credit risk it has seen in the past several years, due primarily to severely curtailed demand for new and resale residential property, a large supply of unsold residential land and new and resale homes, and observed reductions in values throughout the Company's market area. Management has responded by evaluating loans that it considers to carry any significant risk above the normal risk of collectability, and taking actions where possible to reduce credit risk exposure by methods that include, but are not limited to, seeking liquidation of the loan by the borrower, seeking additional tangible collateral or other repayment support, converting the property through judicial or non-judicial foreclosure proceedings, and other collection techniques. Management currently believes that it maintains its allowance for loan and lease loss at levels adequate to reflect the loss risk inherent in its total loan portfolio.

Although management believes the Company's real estate concentration to have no more than the normal risk of collectability, a continued substantial further decline in the economy in general, or a continued additional decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on the collectability of these loans and require an increase in the provision for loan and lease losses which could adversely affect the Company's future prospects, results of operations, profitability and stock price. Management believes that its lending policies and underwriting standards will tend to minimize losses in an economic downturn; however, there is no assurance that losses will not occur under such circumstances. The Company's loan policies and underwriting standards include, but are not limited to, the following: (1) maintaining a thorough understanding of the Company's service area and originating a significant majority of its loans within that area, (2) maintaining a thorough understanding of borrowers' knowledge, capacity, and market position in their field of expertise, (3) basing real estate loan approvals not only on market demand for the project, but also on the borrowers' capacity to support the project financially in the event it does not perform to expectations (whether sale or income performance), and (4) maintaining conforming and prudent loan-to-value and loan-to-cost ratios based on independent outside appraisals and ongoing inspection and analysis by the Company's lending officers or contracted third-party professionals.

Nonaccrual, Past Due and Restructured Loans and Leases

Management generally places loans and leases on nonaccrual status when they become 90 days past due, unless the loan or lease is well secured and in the process of collection. Loans and leases are charged off when, in the opinion of management, collection appears unlikely.

The recorded investments in nonaccrual loans and leases and loans and leases that were 90 days or more past due and on accrual totaled $6,241,000 and $7,440,000 at December 31, 2008 and 2007, respectively. Of the $6,241,000 in non-performing loans and leases at December 31, 2008, there were sixteen real estate loans totaling $5,931,000; three commercial loans totaling $261,000; three leases totaled $41,000; and one consumer loan totaling $8,000.

Interest due but excluded from interest income on nonaccrual loans and leases was $647,000 during 2008, $305,000 during 2007, and not significant during 2006. In 2008, 2007 and 2006, interest income recognized from payments received on nonaccrual loans and leases was not significant.

Table Eight below sets forth nonaccrual loans and leases and loans and leases past due 90 days or more and on accrual as of year-end for the past five years.

Table Eight: Non-Performing Loans and Leases
(dollars in thousands)

December 31,	2008	2007	2006	2005	2004
Past due 90 days or more and still accruing:					
Commercial	$ -	$ -	$ -	$ 24	$ -
Real estate	444	455	13	-	-
Lease financing receivable	22	-	-	-	11
Consumer and other	8	-	-	-	-
Nonaccrual:					
Commercial	261	148	-	-	52
Real estate	5,487	6,787	12	15	113
Lease financing receivable	19	50	53	52	71
Consumer and other	-	-	-	-	-
Total non-performing loans and leases	$ 6,241	$ 7,440	$ 78	$ 91	$ 247

There were no loan or lease concentrations in excess of 10% of total loans and leases not otherwise disclosed as a category of loans and leases as of December 31, 2008. Management is not aware of any potential problem loans or leases, which were accruing and current at December 31, 2008, where serious doubt exists as to the ability of the borrower to comply with the present repayment terms.

Impaired Loans

The Company considers a loan to be impaired when, based on current information and events, it is probable that it will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. The measurement of impairment may be based on (i) the present value of the expected cash flows of the impaired loan discounted at the loan's original effective interest rate, (ii) the observable market price of the impaired loan, or (iii) the fair value of the collateral of a collateral-dependent loan. The Company does not apply this definition to smaller-balance loans that are collectively evaluated for credit risk. In assessing impairment, the Company reviews all loans graded substandard or lower with outstanding principal balances in excess of $250,000. The recorded investment in loans and leases that were considered to be impaired totaled $6,083,000 at December 31, 2008 and had a related valuation allowance of $788,000. The average recorded investment in impaired loans and leases during 2008 was approximately $8,291,000. As of December 31, 2007, the recorded investment in loans and leases that were considered to be impaired totaled $6,637,000 and had a related valuation allowance of $764,000. The average recorded investment in impaired loans and leases during 2007 was approximately $407,000. There were no loans or leases considered to be impaired at December 31, 2006.

Allowance for Loan and Lease Losses Activity

The Company maintains an allowance for loan and lease losses ("ALLL") to cover probable losses inherent in the loan and lease portfolio, which is based upon management's estimated range of those losses. The ALLL is established through a provision for loan and lease losses and is increased by provisions charged against current earnings and recoveries and reduced by charge-offs. Actual losses for loans and leases can vary significantly from this estimate. The methodology and assumptions used to calculate the allowance are continually reviewed as to their appropriateness given the most recent losses realized and other factors that influence the estimation process. The model assumptions and resulting allowance level are adjusted accordingly as these factors change.

The adequacy of the ALLL and the level of the related provision for loan and lease losses is determined based on management's judgment after consideration of numerous factors including but not limited to: (i) local and regional economic conditions, (ii) the financial condition of the borrowers, (iii) loan impairment and the related level of expected charge-offs, (iv) evaluation of industry trends, (v) industry and other concentrations, (vi) loans and leases which are contractually current as to payment terms but demonstrate a higher degree of risk as identified by management, (vii) continuing evaluations of the performing loan portfolio, (viii) ongoing review and evaluation of problem loans identified as having loss potential, (ix) quarterly review by the Board of Directors, and (x) assessments by banking regulators and other third parties. Management and the Board of Directors evaluate the ALLL and determine its appropriate level considering objective and subjective measures, such as knowledge of the borrowers' business, valuation of collateral, the determination of impaired loans or leases and exposure to potential losses.

The allowance for loan and lease losses totaled $5,918,000 or 1.41% of total loans and leases at December 31, 2008, $5,883,000 or 1.47% of total loans and leases at December 31, 2007, and $5,874,000 or 1.51% at December 31, 2006. The Company establishes general reserves in accordance with Statement of Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," and specific reserves in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." The ALLL is maintained by categories of the loan and lease portfolio based on loan type and loan rating; however, the entire allowance is available to cover actual loan and lease losses. While management uses available information to recognize possible losses on loans and leases, future additions to the allowance may be necessary, based on changes in economic conditions and other matters. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's ALLL. Such agencies may require the Company to provide additions to the allowance based on their judgment of information available to them at the time of their examination.

It is the policy of management to maintain the allowance for loan and lease losses at a level believed to be adequate for known and inherent risks in the portfolio. Our methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan and lease losses that management believes is appropriate at each reporting date. Based on information currently available to analyze inherent credit risk, including economic factors, overall credit quality, historical delinquencies and a history of actual charge-offs, management believes that the provision for loan and lease losses and the allowance for loan and lease losses are prudent and adequate. Adjustments may be made based on differences from estimated loan and lease growth, the types of loans constituting this growth, changes in risk ratings within the portfolio, and general economic conditions. However, no prediction of the ultimate level of loans and leases charged off in future periods can be made with any certainty.

Table Nine below summarizes, for the periods indicated, the activity in the ALLL.

Table Nine: Allowance for Loan and Lease Losses
(dollars in thousands)

Year Ended December 31,	2008	2007	2006	2005	2004
Average loans and leases outstanding	$ 410,293	$ 390,488	$ 381,465	$ 360,319	$ 277,647
Allowance for loan & lease losses at beginning of period	$ 5,883	$ 5,874	$ 5,679	$ 5,496	$ 3,949
Loans and leases charged off:					
Commercial	422	301	71	72	-
Real estate	1,114	72	-	-	-
Consumer	139	105	1	-	1
Lease financing receivable	59	70	78	134	268
Total	1,734	548	150	206	269
Recoveries of loans and leases previously charged off:					
Commercial	12	41	6	9	57
Real estate	-	-	-	-	-
Consumer	-	-	9	2	3
Lease financing receivable	14	66	10	56	-
Total	26	107	25	67	60
Net loans and leases charged off	1,708	441	125	139	209
Allowance acquired in merger	-	-	-	-	861
Additions to allowance charged to operating expenses	1,743	450	320	322	895
Allowance for loan and lease losses at end of period	$ 5,918	$ 5,883	$ 5,874	$ 5,679	$ 5,496
Ratio of net charge-offs to average Loans and leases outstanding	.42%	.11%	.03%	.04%	.08%
Provision for loan and lease losses to average loans and leases outstanding	.42%	.12%	.08%	.09%	.32%
Allowance for loan and lease losses to loans and leases, net of deferred fees, at end of period	1.41%	1.47%	1.51%	1.53%	1.54%

As part of its loan review process, management has allocated the overall allowance based on specific identified problem loans and leases, qualitative factors, uncertainty inherent in the estimation process and historical loss data. A risk exists that future losses cannot be precisely quantified or attributed to particular loans or leases or classes of loans and leases. Management continues to evaluate the loan and lease portfolio and assesses current economic conditions that will affect management's conclusion as to future allowance levels. Table Ten below summarizes the allocation of the allowance for loan and lease losses for the five years ended December 31, 2008.

Table Ten: Allowance for Loan and Lease Losses by Loan Category
(dollars in thousands)

	December 31, 2008		December 31, 2007		December 31, 2006	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Commercial	$ 1,644	21.6%	$ 1,369	23.6%	$ 1,269	22.1%
Real estate	4,030	71.8%	4,314	70.7%	4,332	71.4%
Agriculture	8	1.9%	8	2.0%	7	1.9%
Consumer	170	3.5%	108	2.7%	131	3.0%
Lease financing receivable	66	1.2%	84	1.0%	135	1.6%
Total allocated	$5,918	100.0%	$5,883	100.0%	$5,874	100.0%

	December 31, 2005		December 31, 2004	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Commercial	$ 1,056	21.0%	$ 1,028	18.6%
Real estate	3,948	71.5%	3,825	73.7%
Agriculture	213	2.2%	110	2.3%
Consumer	246	3.2%	220	2.6%
Lease financing receivable	216	2.1%	313	2.8%
Total allocated	$5,679	100.0%	$5,496	100.0%

The allocation presented should not be interpreted as an indication that charges to the allowance for loan and lease losses will be incurred in these amounts or proportions, or that the portion of the allowance allocated to each loan and lease category represents the total amounts available for charge-offs that may occur within these categories.

Other Real Estate

During 2008, the Company received $61,000 from the proceeds from the sale of other real estate with no gain recognized on the sale. There was $2,158,000 and $61,000 with no valuation allowance in other real estate at December 31, 2008 and 2007. The balance in 2008 consists of three properties acquired through foreclosure.

Deposits

At December 31, 2008, total deposits were $437,061,000 representing a decrease of $18,584,000 (4.1%) compared to the December 31, 2007 balance of $455,645,000. The Company's deposit growth plan for 2008 was to concentrate its efforts on increasing noninterest-bearing demand, interest-bearing money market and NOW accounts, and savings accounts. However, due to the competitive rate environment and the overall weak economy that resulted in depositors holding lower overall balances in their account, the Company experienced decreases in noninterest bearing ($13,523,000 or 10.2%), savings ($2,201,000 or 6.2%), and money market ($21,478,000 or 16.9%), but did have a slight increase in NOW accounts ($2,004,000 or 4.6%). In addition, the Company did experience an increase in time deposits ("CD's") of $16,604,000 (14.3%) during 2008, due in part to the addition of $10,074,000 in brokered CD's late in the year.

Other Borrowed Funds

Other borrowings outstanding as of December 31, 2008 consist of advances from the Federal Home Loan Bank (the "FHLB"). The following table summarizes these borrowings *(dollars in thousands):*

	2008		2007		2006	
	Amount	Rate	Amount	Rate	Amount	Rate
Short-term borrowings:						
FHLB advances	$ 43,231	1.83%	$ 51,603	3.61%	$ 37,270	5.08%
Long-term borrowings:						
FHLB advances	$ 14,000	3.19%	$		$ 5,000	4.92%

The maximum amount of short-term borrowings at any month-end during 2008, 2007 and 2006, was $59,000,000, $51,603,000, and $64,489,000, respectively. The FHLB advances are collateralized by loans and securities pledged to the FHLB. The following is a breakdown of rates and maturities on FHLB advances *(dollars in thousands):*

	Short Term	Long Term
Amount	$ 42,231	$ 14,000
Maturity	2009	2010 to 2011
Average rates	1.83%	3.19%

The Company has also been issued a total of $2,500,000 as of December 31, 2008 and $3,750,000 as of December 31, 2007 in letters of credit by the FHLB which have been pledged to secure Local Agency Deposits. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The letters of credit were not drawn upon in 2008 or 2007 and management does not expect to draw upon these lines in the future.

Capital Resources

The current and projected capital position of the Company and the impact of capital plans and long-term strategies is reviewed regularly by management. The Company's capital position represents the level of capital available to support continuing operations and expansion.

The Company, through a Board of Directors authorized plan, may repurchase, as conditions warrant, up to 6.5% annually of the Company's common stock. The repurchases are to be made from time to time in the open market as conditions allow and will be structured to comply with SEC Rule 10b-18. Management reports monthly to the Board of Directors on the status of the repurchase program. The Board of Directors has reserved the right to suspend, terminate, modify or cancel the repurchase program at any time for any reason. The Company repurchased 115,815 shares in 2008, 426,668 shares in 2007, 299,410 shares in 2006, 92,986 shares in 2005, 11,869 shares in 2004, 1,915 shares in 2003 and 83,747 shares in 2002. Share amounts have been adjusted for stock dividends and/or splits.

The Company and American River Bank are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and American River Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. At December 31, 2008, shareholders' equity was $63,447,000, representing an increase of $3,474,000 (5.8%) from $59,973,000 at December 31, 2007.

This increase was attributable principally to the retention of earnings offset by the payment of cash dividends and the repurchase of Company stock. In 2007, shareholders' equity decreased $2,398,000 (3.8%) from 2006. The ratio of total risk-based capital to risk adjusted assets was 11.5% at December 31, 2008 compared to 10.7% at December 31, 2007. Tier 1 risk-based capital to risk-adjusted assets was 10.2% at December 31, 2008 and 9.5% at December 31, 2007.

Table Eleven below lists the Company's actual capital ratios at December 31, 2008 and 2007 as well as the minimum capital ratios for capital adequacy.

Table Eleven: Capital Ratios

Capital to Risk-Adjusted Assets	**At December 31, 2008**	**2007**	**Minimum Regulatory Capital Requirements**
Leverage ratio	8.3%	7.7%	4.00%
Tier 1 Risk-Based Capital	10.2%	9.5%	4.00%
Total Risk-Based Capital	11.5%	10.7%	8.00%

Capital ratios are reviewed on a regular basis to ensure that capital exceeds the prescribed regulatory minimums and is adequate to meet future needs. American River Bank's ratios are in excess of the regulatory definition of "well capitalized."

The Company filed an application with the U.S. Treasury to preserve its opportunity to participate in the Capital Purchase Program ("CPP") and received approval of its application on November 21, 2008. However, the Board of Directors subsequently determined that participation in the CPP was not in the best interests of the Company and its shareholders after evaluation of the CPP and due diligence reviews of the CPP agreements and documentation including restrictions imposed upon the Company under the investment agreement and related documentation which could reduce investment returns to shareholders of participating bank holding companies and banks by restricting dividends to common shareholders, diluting existing shareholders' interests, and restricting capital management practices, and consideration of various other factors including, but not limited to, capital raising alternatives and the condition of capital markets, the current and projected economic conditions in the Company's market areas and the Unites States generally, the condition of the Company's loan and investment portfolios and other financial factors, and with advice of such advisors as the Company's Board of Directors deemed appropriate. The Company gave notice to the U.S. Treasury on January 20, 2009 of its intention not to participate in the CPP.

Management believes that the Company's capital is adequate to support current operations and anticipated growth, cash dividends and future capital requirements of the Company and its subsidiaries.

Market Risk Management

OVERVIEW. Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its loan and deposit functions. The goal for managing the assets and liabilities of the Company is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing the Company to undue interest rate risk. The Board of Directors has overall responsibility for the interest rate risk management policies. The Company has a Risk Management Committee that establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

ASSET/LIABILITY MANAGEMENT. Activities involved in asset/liability management include, but are not limited to, lending, accepting and placing deposits and investing in securities. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the consolidated balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates.

The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin and market value of equity under changing interest environments. The Company uses simulation models to forecast earnings, net interest margin and market value of equity.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Using computer-modeling techniques, the Company is able to estimate the potential impact of changing interest rates on earnings. A balance sheet forecast is prepared quarterly using inputs of actual loans and leases, securities and interest bearing liabilities (i.e. deposits/borrowings) positions as the beginning base. The forecast balance sheet is processed against three interest rate scenarios. The scenarios include a 200 basis point rising rate forecast, a flat rate forecast and a 200 basis point falling rate forecast which take place within a one year time frame. The net interest income is measured during the year assuming a gradual change in rates over the twelve-month horizon. The simulation modeling indicated below attempts to estimate changes in the Company's net interest income utilizing a forecast balance sheet projected from year-end balances. Table Twelve below summarizes the effect on net interest income (NII) of a ±200 basis point change in interest rates as measured against a constant rate (no change) scenario.

Table Twelve: Interest Rate Risk Simulation of Net Interest as of December 31, 2008
(dollars in thousands)

Variation from a constant rate scenario	$ Change in NII from Current 12 Month Horizon
+200bp	$ (264)
-200bp	$ 467

The simulations of earnings do not incorporate any management actions, which might moderate the negative consequences of interest rate deviations. Therefore, they do not reflect likely actual results, but serve as reasonable estimates of interest rate risk.

INTEREST RATE SENSITIVITY ANALYSIS. Interest rate sensitivity is a function of the repricing characteristics of the portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the current portfolio that are subject to repricing at various time horizons. The differences are known as interest sensitivity gaps. A positive cumulative gap may be equated to an asset sensitive position. An asset sensitive position in a rising interest rate environment will cause a bank's interest rate margin to expand. This results as floating or variable rate loans reprice more rapidly than fixed rate certificates of deposit that reprice as they mature over time. Conversely, a declining interest rate environment will cause the opposite effect. A negative cumulative gap may be equated to a liability sensitive position. A liability sensitive position in a rising interest rate environment will cause a bank's interest rate margin to contract, while a declining interest rate environment will have the opposite effect.

Inflation

The impact of inflation on a financial institution differs significantly from that exerted on manufacturing, or other commercial concerns, primarily because its assets and liabilities are largely monetary. In general, inflation primarily affects the Company through its effect on market rates of interest, which affects the Company's ability to attract loan customers. Inflation affects the growth of total assets by increasing the level of loan demand, and potentially adversely affects capital adequacy because loan growth in inflationary periods can increase at rates higher than the rate that capital grows through retention of earnings which may be generated in the future. In addition to its effects on interest rates, inflation increases overall operating expenses. Inflation has not had a material effect upon the results of operations of the Company during the years ended December 31, 2008, 2007 and 2006.

Liquidity

Liquidity management refers to the Company's ability to provide funds on an ongoing basis to meet fluctuations in deposit levels as well as the credit needs and requirements of its clients. Both assets and liabilities contribute to the Company's liquidity position. Federal funds lines, short-term investments and securities, and loan and lease repayments contribute to liquidity, along with deposit increases, while loan and lease funding and deposit withdrawals decrease liquidity. The Company assesses the likelihood of projected funding requirements by reviewing historical funding patterns, current and forecasted economic conditions and individual client funding needs. Commitments to fund loans and outstanding standby letters of credit at December 31, 2008 were approximately \$76,937,000 and \$3,798,000, respectively. Such loan commitments relate primarily to revolving lines of credit and other commercial loans and to real estate construction loans. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Company's sources of liquidity consist of cash and due from correspondent banks, overnight funds sold to correspondent banks, unpledged marketable investments and loans held for sale. On December 31, 2008, consolidated liquid assets totaled \$30.8 million or 7.3% of total assets compared to \$47.1 million or 8.2% of total assets on December 31, 2007. In addition to liquid assets, the Company maintains short-term lines of credit in the amount of \$37,000,000 with correspondent banks. At December 31, 2008, the Company had \$37,000,000 available under these credit lines. Additionally, American River Bank is a member of the FHLB. At December 31, 2008, American River Bank could have arranged for up to \$119,743,000 in secured borrowings from the FHLB. These borrowings are secured by pledged mortgage loans and investment securities. At December 31, 2008, the Company had \$60,112,000 available under these secured borrowing arrangements. American River Bank also has a secured borrowing arrangement with the Federal Reserve Bank. The borrowing can be secured by pledging selected loans and investment securities. At December 31, 2008, the collateral value at the Federal Reserve Bank was \$935,000. American River Bank also has informal agreements with various other banks to sell participations in loans, if necessary. Furthermore, American River Bank has access to multiple wholesale funding sources.

The Company serves primarily a business and professional customer base and, as such, its deposit base is susceptible to economic fluctuations. Accordingly, management strives to maintain a balanced position of liquid assets to volatile and cyclical deposits.

Liquidity is also affected by portfolio maturities and the effect of interest rate fluctuations on the marketability of both assets and liabilities. The Company can sell any of its unpledged securities held in the available-for-sale category to meet liquidity needs. These securities are also available to pledge as collateral for borrowings if the need should arise. American River Bank can also pledge securities to borrow from the Federal Reserve Bank and the FHLB.

Among other programs and actions taken by the U.S. Treasury and other regulatory agencies, the FDIC implemented the Temporary Liquidity Guarantee Program (the "TLGP") to strengthen confidence and encourage liquidity in the financial system. The TLGP includes the Debt Guarantee Program (the "DGP"). The DGP guarantees all newly issued senior unsecured debt (e.g., promissory notes, unsubordinated unsecured notes and commercial paper) up to prescribed limits issued by participating entities beginning on October 14, 2008 and continuing through June 30, 2009. For eligible debt issued by that date, the FDIC will provide the guarantee coverage until the earlier of the maturity date of the debt or June 30, 2012. American River Bank is authorized to participate in the DGP and can issue approximately \$10,260,000 of qualifying senior debt securities covered by the DGP. As of December 31, 2008, American River Bank has no senior unsecured debt outstanding. The Company has not determined whether to issue qualifying senior debt securities under the DGP as part of its liquidity planning for 2009 or thereafter.

The principal cash requirements of the Company are for expenses incurred in the support of administration and operations. For nonbanking functions, the Company is dependent upon the payment of cash dividends from its subsidiaries to service its commitments. The Company expects that the cash dividends paid by American River Bank to the Company will be sufficient to meet this payment schedule.

The maturity distribution of certificates of deposit is set forth in Table Thirteen below for the periods presented. These deposits are generally more rate sensitive than other deposits and, therefore, are more likely to be withdrawn to obtain higher yields elsewhere if available.

Table Thirteen: Certificates of Deposit Maturities
(dollars in thousands)

December 31, 2008	Less than $100,000	Over $100,000
Three months or less	$ 13,263	$ 44,392
Over three months through six months	8,712	29,892
Over six months through twelve months	9,280	12,604
Over twelve months	6,564	8,273
Total	$ 37,819	$ 95,161

Loan and lease demand also affects the Company's liquidity position. Table Fourteen below presents the maturities of loans and leases for the period indicated.

Table Fourteen: Loan and Lease Maturities (Gross Loans and Leases)
(dollars in thousands)

December 31, 2008	One year or less	One year through five years	Over five years	Total
Commercial	$ 46,396	$ 30,421	$ 13,808	$ 90,625
Real estate	59,902	69,329	171,703	300,934
Agriculture	1,525	5,865	625	8,015
Consumer	1,265	3,841	9,690	14,796
Leases	331	3,424	720	4,475
Total	$109,419	$ 112,880	$ 196,546	$ 418,845

Loans and leases shown above with maturities greater than one year include $233,036,000 of floating interest rate loans and $76,390,000 of fixed rate loans and leases.

The carrying amount, maturity distribution and weighted average yield of the Company's investment securities available-for-sale and held-to-maturity portfolios are presented in Table Fifteen below. The yields on tax-exempt obligations have been computed on a tax equivalent basis. Table Fifteen does not include FHLB Stock, which does not have stated maturity dates or readily available market values. The balance in FHLB Stock at December 31, 2008, 2007 and 2006 was $3,922,000, $2,800,000 and $3,071,000, respectively.

Table Fifteen: Securities Maturities and Weighted Average Yields
(Taxable Equivalent Basis) *(dollars in thousands)*

December 31,	2008		2007		2006	
	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield
Available-for-sale securities:						
U.S. Treasury and agency securities						
Maturing within 1 year	-	-	$ 13,072	3.77%	$ 11,870	3.57%
Maturing after 1 year but within 5 years	-	-	3,434	3.84%	16,253	3.78%
State & political subdivisions						
Maturing within 1 year	$ 2,055	4.42%	2,363	4.15%	4,556	4.00%
Maturing after 1 year but within 5 years	12,228	5.42%	11,561	5.17%	12,625	4.82%
Maturing after 5 years but within 10 years	11,782	6.08%	9,810	6.38%	13,789	6.33%
Maturing after 10 years	4,948	5.77%	7,377	6.28%	10,254	6.28%
Mortgage-backed securities	32,232	4.89%	31,066	4.30%	33,236	4.30%
Other						
Maturing within 1 year	-	-	-	-	1,003	4.67%
Non maturing	89	0.00%	287	4.44%	623	6.12%
Total investment securities	$ 63,334	5.26%	$ 78,970	4.76%	$ 104,209	4.66%
Held-to-maturity securities:						
Mortgage-backed securities	$ 24,365	4.89%	$ 34,754	4.69%	$ 44,031	4.66%
Total investment securities	$ 24,365	4.89%	$ 34,754	4.69%	$ 44,031	4.66%

The carrying values of available-for-sale securities include net unrealized gains (losses) of $673,000, $171,000 and ($957,000) at December 31, 2008, 2007 and 2006, respectively. The carrying values of held-to-maturity securities do not include unrealized gains or losses, however, the net unrealized gains (losses) at December 31, 2008, 2007 and 2006 were $524,000, $101,000 and ($311,000), respectively.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

As of December 31, 2008, commitments to extend credit and letters of credit were the only financial instruments with off-balance sheet risk. The Company has not entered into any contracts for financial derivative instruments such as futures, swaps, options or similar instruments. Real estate commitments are generally secured by property with a loan-to-value ratio of 65% to 75%. In addition, the majority of the Company's commitments have variable interest rates.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and letters of credit as it does for loans included on the consolidated balance sheet.

The following financial instruments represent off-balance-sheet credit:

December 31,	2008	2007
Commitments to extend credit (dollars in thousands):		
Revolving lines of credit secured by 1-4 family residences	$ 7,396	$ 8,252
Commercial real estate, construction and land development commitments secured by real estate	17,076	31,881
Other unused commitments, principally commercial loans	52,465	72,500
	$ 76,937	$ 112,633
Letters of credit	$ 3,798	$ 7,537

Certain financial institutions have elected to use special purpose vehicles ("SPV") to dispose of problem assets. The SPV is typically a subsidiary company with an asset and liability structure and legal status that makes its obligations secure even if the parent corporation goes bankrupt. Under certain circumstances, these financial institutions may exclude the problem assets from their reported impaired and non-performing assets. The Company does not use those vehicles or any other structures to dispose of problem assets.

Contractual Obligations

The Company leases certain facilities at which it conducts its operations. Future minimum lease commitments under non-cancelable operating leases are noted in Table Sixteen below. Table Sixteen below presents certain of the Company's contractual obligations as of December 31, 2008. Included in the table are amounts payable under the Company's Deferred Compensation and Deferred Fees Plans and are listed in the "Other Long-Term Liabilities..." category. At December 31, 2008, these amounts represented $2,023,000 and are anticipated to be primarily payable at least five years in the future.

Table Sixteen: Contractual Obligations
(dollars in thousands)

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$ 14,000	$ -	$ 14,000	$ -	$ -
Capital Lease Obligations	-	-	-	-	-
Operating Leases	5,056	952	1,412	1,209	1,483
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under GAAP	2,023	-	-	-	2,023
Total	$ 21,079	$ 952	$ 15,412	$ 1,209	$ 3,506

Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141(R), among other things, establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt SFAS No. 141(R) for all business combinations for which the acquisition date is on or after January 1, 2009. Earlier adoption is prohibited. This standard will change the accounting treatment for business combinations on a prospective basis.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). This standard identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. It establishes that the GAAP hierarchy should be directed to entities because it is the entity (not the auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The adoption of SFAS 162 did not have a significant impact on the Company's financial position, results of operations or cash flows.

In December 2008, the FASB issued FASB Staff Position ("FSP") Financial Accounting Standard No. 132R-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP 132(R)-1"). This standard provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The objectives of the disclosures about plan assets in an employer's defined benefit pension or other postretirement plan are to provide users of financial statements with an understanding of how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, and significant concentrations of risk within plan assets. The disclosures about plan assets required by this FSP are effective for fiscal years ending after December 15, 2009. Early adoption is permitted. The adoption of FSP 132(R)-1 is not expected to have a significant impact on the Company's financial position, results of operations or cash flows.

Selected Quarterly Information (Unaudited)

(In thousands, except per share and price range of common stock)

	March 31,	June 30,	September 30,	December 31,
2008				
Interest income	$ 8,578	$ 8,252	$ 8,604	$ 8,119
Net interest income	6,342	6,395	6,742	6,446
Provision for loan and lease losses	337	190	381	835
Noninterest income	585	639	446	498
Noninterest expense	3,629	3,642	3,694	3,236
Income before taxes	2,961	3,202	3,113	2,873
Net income	1,833	1,981	1,931	1,826
Basic earnings per share	$ .31	$ .34	$ .33	$ .32
Diluted earnings per share	.31	.34	.33	.32
Cash dividends per share	.143	.143	.143	.143
Price range, common stock	$14.29-17.34	$9.29-15.67	$7.17-11.33	$8.01-13.33
2007				
Interest income	$ 9,464	$ 9,498	$ 9,454	$ 9,062
Net interest income	6,547	6,609	6,680	6,566
Provision for loan and lease losses	121	144	50	135
Noninterest income	641	724	669	565
Noninterest expense	3,692	3,779	3,796	3,566
Income before taxes	3,375	3,410	3,503	3,430
Net income	2,086	2,098	2,152	2,142
Basic earnings per share	$ .34	$ .34	$ .35	$ .36
Diluted earnings per share	.33	.34	.35	.36
Cash dividends per share	.136	.136	.136	.143
Price range, common stock	$21.33-24.03	$21.19-22.22	$19.56-21.68	$15.05-20.41

The earnings per share, cash dividends, and price range have been adjusted for 5% stock dividends in 2008 and 2007.

Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended).

The Company's management, including the Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, presented in conformity with accounting principles generally accepted in the United States of America. In making this assessment, management used the criteria applicable to the Company as set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework.* Based upon such assessment, management believes that, as of December 31, 2008, the Company's internal control over financial reporting is effective based upon those criteria.

This annual report on Form 10-K does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report, as a result of the change during 2008 in the Company's status from an accelerated filer to a non-accelerated filer.

David T. Taber
President and Chief Executive Officer

Mitchell A. Derenzo
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
American River Bankshares

We have audited the accompanying consolidated balance sheet of American River Bankshares and subsidiaries (the "Company") as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American River Bankshares and subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Perry-Smith LLP

Sacramento, California
March 5, 2009

Consolidated Balance Sheet

December 31, 2008 and 2007 *(dollars in thousands)*

	2008	2007
Assets		
Cash and due from banks	$ 15,170	$ 16,245
Federal funds sold		1,700
Total cash and cash equivalents	15,170	17,945
Interest-bearing deposits in banks	4,248	4,951
Investment securities:		
Available for sale, at fair value	63,334	78,970
Held to maturity, at amortized cost	24,365	34,754
Loans and leases, less allowance for loan and lease losses of $5,918 in 2008 and $5,883 in 2007	412,356	394,975
Premises and equipment, net	2,115	1,983
Federal Home Loan Bank stock	3,922	2,800
Accounts receivable servicing receivables, net	1,236	1,666
Goodwill	16,321	16,321
Intangible assets	907	1,193
Accrued interest receivable and other assets	19,183	18,127
	$ 563,157	$ 573,685
Liabilities And Shareholders' Equity		
Deposits:		
Noninterest bearing	$ 119,143	$ 132,666
Interest bearing	317,918	322,979
Total deposits	437,061	455,645
Short-term borrowings	43,231	51,603
Long-term borrowings	14,000	
Accrued interest payable and other liabilities	5,418	6,464
Total liabilities	499,710	513,712
Commitments and contingencies (Note 12)		
Shareholders' equity:		
Common stock - no par value; 20,000,000 shares authorized; issued and outstanding – 5,792,283 shares in 2008 and 5,590,277 shares in 2007	47,433	45,668
Retained earnings	15,617	14,204
Accumulated other comprehensive income, net of taxes	397	101
Total shareholders' equity	63,447	59,973
	$ 563,157	$ 573,685

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Income

For the Years Ended December 31, 2008, 2007 and 2006 *(dollars in thousands, except per share data)*

	2008	2007	2006
Interest income:			
Interest and fees on loans and leases	$ 28,512	$ 31,508	$ 31,081
Interest on Federal funds sold	10	34	19
Interest on deposits in banks	222	271	241
Interest and dividends on investment securities:			
Taxable	3,711	4,544	5,545
Exempt from Federal income taxes	1,080	1,095	1,034
Dividends	18	26	34
Total interest income	33,553	37,478	37,954
Interest expense:			
Interest on deposits	5,901	9,560	8,677
Interest on borrowings	1,727	1,516	2,211
Total interest expense	7,628	11,076	10,888
Net interest income	25,925	26,402	27,066
Provision for loan and lease losses	1,743	450	320
Net interest income after provision for loan and lease losses	24,182	25,952	26,746
Noninterest income:			
Service charges	741	743	783
(Loss) gain on sale, call and impairment of investment securities	(119)	11	1
Other income	1,546	1,845	1,659
Total noninterest income	2,168	2,599	2,443
Noninterest expense:			
Salaries and employee benefits	7,687	8,396	7,816
Occupancy	1,495	1,398	1,384
Furniture and equipment	774	691	812
Other expense	4,245	4,348	4,376
Total noninterest expense	14,201	14,833	14,388
Income before provision for income taxes	12,149	13,718	14,801
Provision for income taxes	4,578	5,240	5,739
Net income	$ 7,571	$ 8,478	$ 9,062
Basic earnings per share	$ 1.30	$ 1.40	$ 1.42
Diluted earnings per share	$ 1.30	$ 1.39	$ 1.39
Cash dividends per share of issued and outstanding common stock, adjusted for stock dividends	$ 0.57	$ 0.55	$ 0.53

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

For the Years Ended December 31, 2008, 2007 and 2006 *(dollars in thousands, except per share data)*

	Common Stock			Accumulated Other Comprehensive Income (Loss)	Total Share-holders'	Total Compre-hensive
	Shares	Amount	Retained Earnings	(Net of Taxes)	Equity	Income
Balance, January 1, 2006	5,604,479	$ 47,474	$ 16,029	$ (757)	$ 62,746	
Cumulative effect of adopting Staff Accounting Bulletin No. 108, net of taxes			(214)		(214)	
Comprehensive income:						
Net income			9,062		9,062	$ 9,062
Other comprehensive income, net of tax:						
Net change in unrealized losses on available-for-sale investment securities				192	192	192
Total comprehensive income						$ 9,254
Cash dividend ($0.53 per share)			(3,332)		(3,332)	
Fractional shares redeemed for stock dividend			(21)		(21)	
5% stock dividend	268,346	6,834	(6,834)			
Stock options exercised	43,162	441			441	
Stock option compensation		221			221	
Retirement of common stock	(258,641)	(6,724)			(6,724)	
Balance, December 31, 2006	5,657,346	48,246	14,690	(565)	62,371	
Comprehensive income:						
Net income			8,478		8,478	$ 8,478
Other comprehensive income, net of tax:						
Net change in unrealized gains on available-for-sale investment securities				666	666	666
Total comprehensive income						$ 9,144
Cash dividend ($0.55 per share)			(3,319)		(3,319)	
Fractional shares redeemed for stock dividend	(6)	(9)			(9)	
5% stock dividend	265,683	5,645	(5,645)			
Stock options exercised	54,569	679			679	
Stock option compensation		301			301	
Retirement of common stock	(387,315)	(9,194)			(9,194)	
Balance, December 31, 2007	5,590,277	45,668	14,204	101	59,973	
Comprehensive income:						
Net income			7,571		7,571	$ 7,571
Other comprehensive income, net of tax:						
Net change in unrealized gains on available-for-sale investment securities				296	296	296
Total comprehensive income						$ 7,867
Cash dividend ($0.57 per share)			(3,317)		(3,317)	
Fractional shares redeemed for stock dividend		(10)			(10)	
5% stock dividend	275,048	2,841	(2,841)			
Stock options exercised	37,258	354			354	
Stock option compensation		290			290	
Retirement of common stock	(110,300)	(1,710)			(1,710)	
Balance, December 31, 2008	5,792,283	$ 47,433	$ 15,617	$ 397	$ 63,447	

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2008, 2007 and 2006 *(dollars in thousands, except per share data)*

	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 7,571	$ 8,478	$ 9,062
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan and lease losses	1,743	450	320
Increase (decrease) in deferred loan and lease origination fees, net	54	(188)	(7)
Depreciation and amortization	822	840	951
Amortization of investment security premiums and discounts, net	137	254	659
Provision for accounts receivable servicing receivable allowance for losses		(3)	11
Loss (gain) on sale, call and impairment of investment securities	119	(11)	(1)
Increase in cash surrender value of life insurance policies	(395)	(404)	(192)
Provision for deferred income taxes	(446)	(240)	(1,003)
Stock option compensation expense	290	301	221
Tax benefit from exercise of stock options	(85)	(236)	(149)
Decrease (increase) in accrued interest receivable and other assets	1,762	(501)	857
(Decrease) increase in accrued interest payable and other liabilities	(1,035)	986	(525)
Net cash provided by operating activities	10,537	9,726	10,204
Cash flows from investing activities:			
Proceeds from the sale of investment securities	24,225	6,506	3,259
Proceeds from called available-for-sale investment securities	1,455	1,170	400
Proceeds from matured available-for-sale investment securities	11,615	17,485	21,150
Purchases of available-for-sale investment securities	(29,629)		(7,275)
Purchases of held-to-maturity investment securities		(967)	(9,489)
Proceeds from principal repayments for available-for-sale mortgage-backed securities	8,137	2,711	2,275
Proceeds from principal repayments for held-to-maturity mortgage-backed securities	10,469	8,496	10,305
Net decrease (increase) in interest-bearing deposits in banks	703		(107)
Net increase in loans and leases	(21,335)	(12,302)	(17,733)
Net decrease (increase) in accounts receivable servicing receivables	430	918	(592)
Proceeds from sale of other real estate	61		
Purchases of equipment	(670)	(672)	(379)
Purchase of single premium life insurance policies			(4,432)
Net (increase) decrease in FHLB stock	(1,122)	271	(463)
Net cash provided by (used in) investing activities	4,339	23,616	(3,081)

Consolidated Statement of Cash Flows *Continued*

For the Years Ended December 31, 2008, 2007 and 2006 *(dollars in thousands, except per share data)*

	2008	2007	2006
Cash flows from financing activities:			
Net decrease in demand, interest-bearing and savings deposits	$ (35,198)	$ (22,767)	$ (19,768)
Net increase (decrease) in time deposits	16,614	(15,463)	12,937
Increase (decrease) in long-term borrowings	14,000	(5,000)	730
(Decrease) increase in short-term borrowings	(8,372)	14,333	(2,116)
Exercise of stock options	269	443	292
Tax benefit from exercise of stock options	85	236	149
Cash paid to repurchase common stock	(1,710)	(9,194)	(6,724)
Payment of cash dividends	(3,329)	(3,328)	(3,325)
Cash paid for fractional shares	(10)	(9)	(21)
Net cash used in financing activities	(17,651)	(40,749)	(17,846)
Decrease in cash and cash equivalents	(2,775)	(7,407)	(10,723)
Cash and cash equivalents at beginning of year	17,945	25,352	36,075
Cash and cash equivalents at end of year	$ 15,170	$ 17,945	$ 25,352
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest expense	$ 7,913	$ 11,197	$ 10,815
Income taxes	$ 5,010	$ 5,403	$ 6,665
Non-cash investing activities:			
Real estate acquired through foreclosure	$ 2,158	$ 61	
Net change in unrealized gain on available-for-sale investment securities	$ 502	$ 1,128	$ 322
Non-cash financing activities:			
Dividends declared and unpaid	$ 828	$ 839	$ 848
Cumulative effect of adopting SAB 108, net of taxes			$ 214
Tax benefit from exercise of stock options	$ 85	$ 236	$ 149

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 The Business of the Company

American River Bankshares (the "Company") was incorporated under the laws of the State of California in 1995 under the name of American River Holdings and changed its name in 2004 to American River Bankshares. As a bank holding company, the Company is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and regulations thereunder. As a community oriented bank holding company, the principal communities served are located in Sacramento, Placer, Yolo, El Dorado, Amador, and Sonoma counties.

The Company owns 100% of the issued and outstanding common shares of its banking subsidiary, American River Bank ("ARB"). ARB was incorporated in 1983. ARB accepts checking and savings deposits, offers money market deposit accounts and certificates of deposit, makes secured and unsecured commercial, secured real estate, and other installment and term loans and offers other customary banking services. ARB operates six banking offices in Sacramento and Placer counties, three banking offices in Sonoma County under the name North Coast Bank, a division of ARB, and three banking offices in Amador County under the name Bank of Amador, a division of ARB.

The Company also owns one inactive subsidiary, American River Financial.

ARB does not offer trust services or international banking services and does not plan to do so in the near future. The deposits of ARB are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to applicable legal limits.

ARB is participating in the FDIC Transaction Account Guarantee Program. Under that program, through December 31, 2009, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules.

Note 2 Summary of Significant Accounting Policies

General

The accounting and reporting policies of the Company and its subsidiaries conform with accounting principles generally accepted in the United States of America and prevailing practices within the financial services industry.

Reclassifications

Certain reclassifications have been made to prior years' balances to conform to classifications used in 2008.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

Note 2 Summary of Significant Accounting Policies *continued*

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and due from banks and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold for one-day periods.

Investment Securities

Investments are classified into the following categories:

- Available-for-sale securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders' equity.

- Held-to-maturity securities, which management has the positive intent and ability to hold to maturity, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value. There were no transfers in the years ended December 31, 2008 and 2007. As of December 31, 2008 and 2007, the Company did not have any trading securities.

Gains or losses on the sale of investment securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums.

Investment securities are evaluated for impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the securities for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Federal Home Loan Bank Stock

Investments in Federal Home Loan Bank (the "FHLB") stock are carried at cost and are redeemable at par with certain restrictions. Investments in FHLB stock are necessary to participate in FHLB programs.

Note 2 Summary of Significant Accounting Policies *continued*

Loans and Leases

Loans and leases are reported at the principal amounts outstanding, adjusted for unearned income, deferred loan origination fees and costs, purchase premiums and discounts, write-downs and the allowance for loan and lease losses. Loan and lease origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to the yield of the related loans and leases.

The accrual of interest on loans and leases is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payment requirements within an acceptable time frame relative to the terms stated in the loan agreement. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the loan or lease is well secured and in the process of collection. Interest received on nonaccrual loans and leases is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans and leases are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Direct financing leases are carried net of unearned income. Income from leases is recognized by a method that approximates a level yield on the outstanding net investment in the lease.

Loan Sales and Servicing

Included in the loan and lease portfolio are Small Business Administration ("SBA") loans and Farmer Mac guaranteed loans that may be sold in the secondary market. At the time the loan is sold, the related right to service the loan is either retained, with the Company earning future servicing income, or released in exchange for a one-time servicing-released premium. A portion of this premium may be required to be refunded if the borrower defaults or the loan prepays within ninety days of the settlement date. There were no sales of loans subject to these recourse provisions at December 31, 2008, 2007 and 2006. Loans subsequently transferred to the loan portfolio are transferred at the lower of cost or market value at the date of transfer. Any difference between the carrying amount of the loan and its outstanding principal balance is recognized as an adjustment to yield by the interest method. There were no loans held for sale at December 31, 2008 and 2007.

SBA and Farmer Mac loans with unpaid balances of $567,000 and $847,000 were being serviced for others as of December 31, 2008 and 2007, respectively. The Company also serviced loans that are participated with other financial institutions totaling $6,858,000 and $7,797,000 as of December 31, 2008 and 2007, respectively.

Servicing rights acquired through 1) a purchase or 2) the origination of loans which are sold or securitized with servicing rights retained are recognized as separate assets or liabilities. Servicing assets or liabilities are recorded at the difference between the contractual servicing fees and adequate compensation for performing the servicing, and are subsequently amortized in proportion to and over the period of the related net servicing income or expense. Servicing assets are periodically evaluated for impairment. Servicing assets were not considered material for disclosure purposes at December 31, 2008 and 2007.

Note 2 Summary of Significant Accounting Policies *continued*

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is maintained to provide for probable losses related to impaired loans and leases and other probable losses on loans and leases identified by management as doubtful, substandard and special mention, as well as losses that can be expected to occur in the normal course of business related to currently performing loans and leases. The determination of the allowance is based on estimates made by management, to include consideration of the character of the loan and lease portfolio including concentrations, types of lending, specifically identified problem loans and leases, inherent risk of loss in the portfolio taken as a whole and economic conditions in the Company's service areas.

The methodology for evaluating the adequacy of the allowance for loan and lease losses has two basic elements: first, the identification of impaired loans and the measurement of impairment for each individual loan identified; and second, a method for estimating a general allowance for loan and lease losses.

A loan or lease is considered impaired when it is probable that all contractual principal and interest payments due will not be collected in accordance with the terms of the loan or lease agreement. Impairment on individually identified loans or leases that are not collateral dependent is measured based on the present value of expected future cash flows discounted at each loan or lease's original effective interest rate. For loans that are collateral dependent, impairment is measured based on the fair value of the collateral less estimated selling costs.

In estimating the general allowance for loan and lease losses, the balance of the loan portfolio is grouped into segments that have common characteristics, such as loan type, collateral type or risk rating. Loans typically segregated by risk rating are those that have been assigned ratings (using regulatory definitions) of special mention, substandard and doubtful. Loans graded loss are generally charged off immediately.

For each general allowance portfolio segment, loss factors are applied to calculate the required allowance. These loss factors are based upon historical loss rates adjusted for qualitative factors representing other significant factors affecting loan portfolio including economic factors, credit policy and underwriting, management and staff effectiveness, trends in delinquencies and losses, and concentrations.

The Company's Loan Committee reviews the adequacy of the allowance for loan and lease losses at least quarterly, to include consideration of the relative risks in the portfolio and current economic conditions. The allowance is adjusted based on that review if, in the judgment of the Loan Committee and management, changes are warranted.

The allowance is established through a provision for loan and lease losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan and lease growth. Although management believes the allowance for loan and lease losses to be adequate, ultimate losses may vary from their estimates. In addition, the FDIC and California Department of Financial Institutions, as an integral part of their examination process, review the allowance for loan and lease losses. These agencies may require additions to the allowance for loan and lease losses based on their judgment about information available at the time of their examinations.

Note 2 Summary of Significant Accounting Policies *continued*

Other Real Estate

Other real estate includes real estate acquired in full or partial settlement of loan obligations. When property is acquired, any excess of the recorded investment in the loan balance and accrued interest income over the estimated fair market value of the property less estimated selling costs is charged against the allowance for loan and lease losses. Valuation allowances for losses on other real estate are maintained to provide for temporary declines in value. These allowances are established through a provision for losses on other real estate which is included in other expenses. Subsequent gains or losses on sales or writedowns resulting from permanent impairments are recorded in other income or expense as incurred. During 2008 the Company received $61,000 from the proceeds from the sale of other real estate with no gain recognized on the sale. There was $2,158,000 and $61,000 with no valuation allowance in other real estate at December 31, 2008 and 2007.

Premises and Equipment

Premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful life of the building and improvements is forty years. The useful lives of furniture, fixtures and equipment are estimated to be three to ten years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Impairment of long-lived assets is evaluated by management based upon an event or changes in circumstances surrounding the underlying assets which indicate long-lived assets may be impaired.

Goodwill and Intangible Assets

Business combinations involving the Company's acquisition of equity interests or net assets of another enterprise or the assumption of net liabilities in an acquisition of branches constituting a business may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition and is not deductible for tax purposes. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at least annually.

Intangible assets are comprised of core deposit intangibles which represent the estimated fair value of the long-term deposit relationships that were assumed when the Company acquired Bank of Amador in December 2004. Core deposit intangibles are amortized using a method that approximates the expected run-off of the deposit base, which, in this case, is eight years. Management evaluates the recoverability and remaining useful life annually to determine whether events or circumstances warrant a revision to the intangible assets or the remaining amortization period.

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

Note 2 Summary of Significant Accounting Policies *continued*

The Company accounts for income taxes using the balance sheet method, under which deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the consolidated balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

Since January 1, 2007, the Company has accounted for uncertainty in income taxes under Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). Under the provisions of FIN 48, only tax positions that met the more-likely-than-not recognition threshold on January 1, 2007 were recognized or continue to be recognized upon adoption. The Company previously recognized income tax positions based on management's estimate of whether it was reasonably possible that a liability had been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, *Accounting for Contingencies*. The adoption of FIN 48 did not have a material impact on the Company's financial position, results of operations or cash flows.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest expense and penalties associated with unrecognized tax benefits, if any, are classified as income tax expense in the consolidated statement of income.

Comprehensive Income

Comprehensive income is reported in addition to net income for all periods presented. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income (loss) that historically has not been recognized in the calculation of net income. Unrealized gains and losses on the Company's available-for-sale investment securities are included in other comprehensive income (loss), adjusted for realized gains or losses included in net income. Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the consolidated statement of changes in shareholders' equity.

Earnings Per Share

Basic earnings per share ("EPS"), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS. EPS is retroactively adjusted for stock splits and stock dividends for all periods presented.

Note 2 Summary of Significant Accounting Policies *continued*

Stock-Based Compensation

At December 31, 2008, the Company has one stock-based compensation plan, which is described more fully in Note 13. Compensation expense, net of related tax benefits, recorded in 2008, 2007 and 2006 totaled $254,000, $251,000 and $184,000, or $0.04, $0.04 and $0.03 per diluted share, respectively. Compensation expense is recognized over the vesting period on a straight line accounting basis.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton based option valuation model that uses the assumptions noted in the following table. Because Black-Scholes-Merton based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2008	2007	2006
Dividend yield	3.53% to 4.62%	2.33%	2.16%
Expected volatility	21.3% to 24.3%	21.6%	29.6%
Risk-free interest rate	3.38% to 3.45%	4.68%	4.70%
Expected option life in years	7	7	7
Weighted average fair value of options granted during the year	$2.75	$5.78	$7.57

The following is a summary of stock option information as of or for the years ended December 31, 2008, 2007 and 2006:

(dollars in thousands)	2008	2007	2006
Total intrinsic value of options exercised	$ 285	$ 832	$ 791
Aggregate cash received for option exercises	$ 269	$ 444	$ 292
Total fair value of options vested	$ 254	$ 263	$ 154
Total compensation cost	$ 290	$ 301	$ 221
Tax benefit recognized	$ 36	$ 50	$ 37
Net compensation cost	$ 254	$ 251	$ 184
Total compensation cost for nonvested awards not yet recognized	$ 717	$ 894	$ 828
Weighted average years to be recognized	2.9	2.2	2.4

Note 2 Summary of Significant Accounting Policies *continued*

Cumulative Effect of Adopting Staff Accounting Bulletin No. 108

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108 *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements*, which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method which focuses primarily on the income statement impact of misstatements and the "iron curtain" method which focuses primarily on the balance sheet impact of misstatements. Historically, the Company evaluated uncorrected differences utilizing the rollover approach and the impact under that approach was not considered material. The transition provisions of SAB 108 permit a registrant to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. The Company adopted SAB 108 in the fourth quarter of 2006.

Under the iron-curtain method, the cumulative effect of unrecorded compensated absences was considered material to the Company's 2006 financial statements and, therefore, management recorded an adjustment to decrease the opening 2006 retained earnings balance in the amount of $214,000, increase other liabilities in the amount of $350,000 and increase deferred tax assets by $136,000.

Impact of New Financial Accounting Standards

Accounting for Business Combinations. In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"). SFAS No. 141(R), among other things, establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt SFAS No. 141(R) for all business combinations for which the acquisition date is on or after January 1, 2009. Earlier adoption is prohibited. This standard will change the accounting treatment for business combinations on a prospective basis.

The Hierarchy of Generally Accepted Accounting Principles. In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS No. 162"). This standard identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. It establishes that the GAAP hierarchy should be directed to entities because it is the entity (not the auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS 162 is effective November 15, 2008. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

Note 2 Summary of Significant Accounting Policies *continued*

Employers' Disclosures about Postretirement Benefit Plan Assets. In December 2008, the FASB issued FASB Staff Position ("FSP") Financial Accounting Standard No. 132R-1, *Employers' Disclosures about Postretirement Benefit Plan Assets* ("FSP 132(R)-1"). This standard provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The objectives of the disclosures about plan assets in an employer's defined benefit pension or other postretirement plan are to provide users of financial statements with an understanding of how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, and significant concentrations of risk within plan assets. The disclosures about plan assets required by this FSP are effective for fiscal years ending after December 15, 2009. Early adoption is permitted. The adoption of FSP 132(R)-1 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 Fair Value Measurements

The carrying amounts and estimated fair values of the Company's financial instruments are as follows *(dollars in thousands):*

	December 31, 2008		December 31, 2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 15,170	$ 15,170	$ 17,945	$ 17,945
Interest-bearing deposits in banks	4,248	4,249	4,951	4,963
Investment securities	87,699	88,223	113,724	113,825
Loans and leases, net	412,356	407,725	394,975	393,047
FHLB stock	3,922	3,922	2,800	2,800
Accounts receivable servicing receivables	1,236	1,236	1,666	1,666
Accrued interest receivable	2,265	2,265	2,691	2,691
Cash surrender value of life insurance policies	10,496	10,496	10,101	10,101
Financial liabilities:				
Deposits	$ 437,061	$ 438,160	$ 455,645	$ 456,250
Short-term borrowings	43,231	43,231	51,603	51,603
Long-term borrowings	14,000	14,599		
Accrued interest payable	462	462	747	747

Estimated fair values are disclosed for financial instruments for which it is practicable to estimate fair value. These estimates are made at a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

Note 3 Fair Value Measurements *continued*

Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

The following methods and assumptions were used by the Company to estimate the fair value of its financial instruments at December 31, 2008 and 2007:

Cash and cash equivalents: For cash and cash equivalents, the carrying amount is estimated to be fair value.

Interest-bearing deposits in banks: The fair values of interest-bearing deposits in banks are estimated by discounting their future cash flows using rates at each reporting date for instruments with similar remaining maturities offered by comparable financial institutions.

Investment securities: For investment securities, fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers.

Loans and leases: For variable-rate loans and leases that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans and leases are estimated using discounted cash flow analyses, using interest rates being offered at each reporting date for loans and leases with similar terms to borrowers of comparable creditworthiness. The carrying amount of accrued interest receivable approximates its fair value.

FHLB stock: The carrying amount of FHLB stock approximates its fair value. This investment is carried at cost and is redeemable at par with certain restrictions.

Accounts receivable servicing receivables: The carrying amount of accounts receivable servicing receivables approximates their fair value because of the relatively short period of time between the origination of the receivables and their expected collection.

Cash surrender value of life insurance policies: The fair value of life insurance policies are based on cash surrender values at each reporting date as provided by insurers.

Deposits: The fair values for non-maturing deposits are, by definition, equal to the amount payable on demand at the reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis using interest rates offered at each reporting date for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Short-term and long-term borrowings: The fair value of short-term borrowings is estimated to be the carrying amount. The fair value of long-term borrowings is estimated using a discounted cash flow analysis using interest rates currently available for similar debt instruments.

Commitments to extend credit: The fair value of commitments are based on fees currently charged to enter into similar agreements, net of origination fees. These fees were not material at December 31, 2008 and 2007.

Note 3 Fair Value Measurements *continued*

On January 1, 2008, the Company adopted FASB Statement No. 157 ("SFAS 157"), *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurement. Upon adoption of SFAS No. 157, there was no cumulative effect adjustment to beginning retained earnings and no impact on the financial statements.

In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active*. The FSP was effective immediately and clarifies the application of FASB statement No. 157, *Fair Value Measurements*, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring and nonrecurring basis as of December 31, 2008. They indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Note 3 Fair Value Measurements *continued*

(dollars in thousands)

Description	Fair Value December 31, 2008	Fair Value Measurements at December 31, 2008, Using: Quoted Prices in Active Markets for for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets and liabilities measured on a recurring basis:				
Available-for-sale securities	$ 63,334	$ 84	$ 61,201	$ 2,049
Assets and liabilities measured on a nonrecurring basis:				
Impaired loans	$ 6,083		$ 6,083	
Other real estate	2,158		2,158	
	$ 8,241	$ -	$ 8,241	$ -

Changes in balances of recurring items valued using significant unobservable inputs (level 3) are as follows:

(dollars in thousands)	Balance as of January 1, 2008	Transfers In (Out)	Unrealized Gains (Losses)	Realized Gains (Losses)	Balance as of December 31, 2008
Level 3 available-for-sale securities	$ -	$ 2,210	$ (161)	$ -	$ 2,049

There were no changes in the valuation techniques used during 2008. The following methods were used to estimate the fair value of each class of financial instrument above:

Available-for-sale securities: Fair values for investment securities are based on quoted market prices, if available, or evaluated pricing models that vary by asset class and incorporate available trade, bid and other market information. Pricing applications apply available information, as applicable, through processes such as benchmark curves, benchmarking to like securities, sector groupings and matrix pricing.

Impaired loans: The fair value of impaired loans is based on the fair value of the collateral for all collateral dependent loans and for other impaired loans is estimated using a discounted cash flow model.

Other real estate: Other real estate represents real estate which the Company has taken control of in partial or full satisfaction of loans. The fair value of other real estate is based on the fair value of the real estate less costs to sell.

Note 4 Goodwill and Other Intangible Assets

At December 31, 2008 and 2007, goodwill totaled $16,321,000. Goodwill is evaluated annually for impairment under the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, and management determined that no impairment recognition was required for the years ended December 31, 2008, 2007 and 2006. Goodwill is not deductible for tax purposes.

Other intangible assets are comprised of core deposit intangibles totaling $907,000 and $1,193,000 at December 31, 2008 and 2007, respectively. Amortization of the intangible included in other expense totaled $286,000, $308,000 and $330,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The remaining balance will be amortized over the next 3.9 years and is estimated as follows *(dollars in thousands):*

Year Ending December 31,	
2009	$ 264
2010	242
2011	219
2012	182
	$ 907

Note 5 Investment Securities

The amortized cost and estimated fair value of investment securities at December 31, 2008 and 2007 consisted of the following *(dollars in thousands)*:

Available-for-Sale

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
Mortgage-backed securities	$ 32,073	$ 392	$ (233)	$ 32,232
Obligations of states and political subdivisions	30,506	666	(160)	31,012
Equity securities:				
Corporate stock	82	11	(3)	90
	$ 62,661	$ 1,069	$ (396)	$ 63,334

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Government agencies	$ 16,539	$ 8	$ (41)	$ 16,506
Mortgage-backed securities	31,174	13	(121)	31,066
Obligations of states and political subdivisions	30,758	452	(99)	31,111
Equity securities:				
Corporate stock	328	24	(65)	287
	$ 78,799	$ 497	$ (326)	$ 78,970

Net unrealized gains on available-for-sale investment securities totaling $673,000 were recorded, net of $276,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity at December 31, 2008. Proceeds and gross realized gains from the sale and call of available-for-sale investment securities for the year ended December 31, 2008 totaled $25,680,000 and $126,000, respectively. There were no transfers of available-for-sale investment securities during the year ended December 31, 2008.

During 2008, management determined that one equity security (FNMA Preferred Stock) had a loss considered to be other-than-temporary. The Company recorded an impairment charge of $245,000 with a remaining balance of $5,000 at December 31, 2008.

Net unrealized gains on available-for-sale investment securities totaling $171,000 were recorded, net of $70,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity at December 31, 2007. Proceeds and gross realized gains from the sale and call of available-for-sale investment securities for the year ended December 31, 2007 totaled $5,896,000 and $25,000, respectively. There were no transfers of available-for-sale investment securities during the year ended December 31, 2007.

Note 5 Investment Securities *continued*

Proceeds and gross realized gains from the sale and call of available-for-sale investment securities for the year ended December 31, 2006 totaled $3,660,000 and $1,000, respectively.

Held-to-Maturity

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
Mortgage-backed securities	$ 24,365	$ 532	$ (8)	$ 24,889

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
Mortgage-backed securities	$ 34,754	$ 199	$ (98)	$ 34,855

Proceeds and gross realized losses from the sale of held-to-maturity investment securities for the year ended December 31, 2007 totaled $1,780,000 and $14,000, respectively. There were no sales of held-to-maturity investment securities for the years ended December 31, 2008 and 2006 and no transfers of held-to-maturity investment securities for the years ended December 31, 2008, 2007 and 2006.

The amortized cost and estimated fair value of investment securities at December 31, 2008 by contractual maturity are shown below *(dollars in thousands)*:

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ 2,034	$ 2,055		
After one year through five years	12,030	12,227		
After five years through ten years	10,304	10,648		
After ten years	6,138	6,082		
	30,506	30,012		
Investment securities not due at a single maturity date:				
Mortgage-backed securities	32,073	32,232	$ 24,365	$ 24,889
Corporate stock	82	90		
	$ 62,661	$ 63,334	$ 24,365	$ 24,889

Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

Note 5 Investment Securities *continued*

Investment securities with amortized costs totaling $54,838,000 and $64,007,000 and estimated fair values totaling $55,659,000 and $63,926,000 were pledged to secure treasury tax and loan accounts, State Treasury funds on deposit, public agency and bankruptcy trustee deposits and borrowing arrangements (see Note 10) at December 31, 2008 and 2007, respectively.

Investment securities with unrealized losses at December 31, 2008 and 2007 are summarized and classified according to the duration of the loss period as follows *(dollars in thousands):*

	2008					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale						
Debt securities:						
Mortgage-backed securities	$ 8,810	$ (233)	$ 2,049		$ 10,859	$ (233)
Obligations of states and political sub-divisions	5,628	(118)	724	$ (42)	6,352	(160)
Corporate stock	5	(3)			5	(3)
	$ 14,443	$ (354)	$ 2,773	$ (42)	$ 17,216	$ (396)
Held-to-Maturity						
Debt securities:						
Mortgage-backed securities	$ 633	$ (1)	$ 489	$ (7)	$ 1,122	$ (8)

Note 5 Investment Securities *continued*

	2007					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale						
Debt securities:						
U.S. Government agencies			$ 11,552	$ (41)	$ 11,552	$ (41)
Mortgage-backed securities			30,136	(121)	30,136	(121)
Obligations of states and political sub-divisions	$ 1,484	$ (62)	6,944	(37)	8,428	(99)
Corporate stock			186	(65)	186	(65)
	$ 1,484	$ (62)	$ 48,818	$ (264)	$ 50,302	$ (326)
Held-to-Maturity						
Debt securities:						
Mortgage-backed securities	$ 1,192	$ (2)	$ 14,838	$ (96)	$ 16,030	$ (98)

At December 31, 2008, the Company held 165 securities of which 26 were in a loss position for less than twelve months and 3 were in a loss position for twelve months or more. Of the 29 securities 13 are mortgage backed securities, 10 are obligations of states and political sub-divisions and 6 are corporate stocks.

The unrealized loss on the Company's investments mortgage-backed securities and obligations of states and political sub-divisions is primarily driven by interest rates. Because the decline in market value is attributable to a change in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until recovery of fair value, which may be maturity, management does not consider these investments to be other-than-temporarily impaired.

Note 6 Loans and Leases

Outstanding loans and leases are summarized as follows *(dollars in thousands)*:

	December 31, 2008	December 31, 2007
Real estate – commercial	$ 218,626	$ 191,774
Real estate – construction	48,664	66,022
Real estate – multi-family	8,938	5,830
Real estate – residential	24,706	20,120
Commercial	90,625	94,632
Lease financing receivable	4,475	4,070
Agriculture	8,015	8,177
Consumer	14,796	10,750
	418,845	401,375
Deferred loan and lease origination fees, net	(571)	(517)
Allowance for loan and lease losses	(5,918)	(5,883)
	$ 412,356	$ 394,975

Certain loans are pledged as collateral for available borrowings with the FHLB. Pledged loans totaled $202,419,000 and $171,709,000 at December 31, 2008 and 2007, respectively (see Note 10).

The components of the Company's lease financing receivable are summarized as follows *(dollars in thousands)*:

	December 31, 2008	December 31, 2007
Future lease payments receivable	$ 4,985	$ 4,388
Residual interests	67	75
Unearned income	(577)	(393)
Net lease financing receivable	$ 4,475	$ 4,070

Note 6 Loans and Leases *continued*

Future lease payments receivable are as follows *(dollars in thousands):*

Year Ending December 31,		
2009	$	1,635
2010		1,138
2011		903
2012		772
2013		400
Thereafter		137
Total lease payments receivable	$	4,985

Changes in the allowance for loan and lease losses were as follows *(dollars in thousands):*

	Year Ended December 31,		
	2008	2007	2006
Balance, beginning of year	$ 5,883	$ 5,874	$ 5,679
Provision charged to operations	1,743	450	320
Losses charged to allowance	(1,734)	(548)	(150)
Recoveries	26	107	25
Balance, end of year	$ 5,918	$ 5,883	$ 5,874

The recorded investment in loans and leases that were considered to be impaired totaled $6,083,000 at December 31, 2008 and had a related valuation allowance of $788,000. The average recorded investment in impaired loans and leases during 2008 was approximately $8,291,000.

The recorded investment in loans and leases that were considered to be impaired totaled $6,637,000 at December 31, 2007 and had a related valuation allowance of $764,000. The average recorded investment in impaired loans and leases during 2007 was approximately $407,000.

Non-accrual loans and leases totaled approximately $5,767,000 and $6,985,000 at December 31, 2008 and 2007, respectively. Loans and leases past due 90 days or more and still accruing interest at December 31, 2008 and 2007 were $474,000 and $455,000, respectively. Interest income on non-accrual loans is generally recognized on a cash basis and was not significant for the years ended December 31, 2008, 2007 and 2006. Interest foregone on non-accrual loans totaled $647,000 and $305,000 for the years ended December 31, 2008 and 2007, respectively. Interest foregone on non-accrual loans for the year ended December 31, 2006 was not significant.

Salaries and employee benefits totaling $910,000, $1,030,000 and $1,183,000 have been deferred as loan and lease origination costs for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 7 Premises and Equipment

Premises and equipment consisted of the following *(dollars in thousands)*:

	December 31, 2008	December 31, 2007
Land	$ 206	$ 206
Building and improvements	740	1,094
Furniture, fixtures and equipment	7,013	6,518
Leasehold improvements	1,566	1,293
	9,525	9,111
Less accumulated depreciation and amortization	(7,410)	(7,128)
	$ 2,115	$ 1,983

Depreciation and amortization included in occupancy and furniture and equipment expense totaled $539,000, $535,000 and $623,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 8 Accounts Receivable Servicing Receivables

The Company purchases existing accounts receivable on a discounted basis from selected merchants and assumes the related billing and collection responsibilities on a recourse basis. Accounts receivable servicing fees included in other income totaled $170,000, $244,000 and $372,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The valuation allowance for these receivables is not significant.

Note 9 Interest-Bearing Deposits

Interest-bearing deposits consisted of the following *(dollars in thousands)*:

	December 31, 2008	December 31, 2007
Savings	$ 33,438	$ 35,639
Money market	105,919	127,397
NOW accounts	45,581	43,577
Time, $100,000 or more	95,161	75,723
Other time	37,819	40,643
	$ 317,918	$ 322,979

Note 9 Interest-Bearing Deposits *continued*

Aggregate annual maturities of time deposits are as follows *(dollars in thousands)*:

Year Ending December 31,	
2009	$ 118,120
2010	6,835
2011	4,202
2012	1,900
2013	1,893
Thereafter	30
	$ 132,980

Interest expense recognized on interest-bearing deposits consisted of the following *(dollars in thousands)*:

	Year Ended December 31,		
	2008	2007	2006
Savings	$ 324	$ 546	$ 242
Money market	1,861	3,668	3,074
NOW accounts	68	113	130
Time, $100,000 or more	2,249	3,167	3,092
Other time	1,399	2,066	2,139
	$ 5,901	$ 9,560	$ 8,677

Note 10 Borrowing Arrangements

The Company has a total of $37,000,000 in unsecured short-term borrowing arrangements to purchase Federal funds with two of its correspondent banks. There were no advances under the borrowing arrangements as of December 31, 2008 and 2007.

In addition, the Company has a line of credit available with the Federal Home Loan Bank which is secured by pledged mortgage loans (see Note 6) and investment securities (see Note 5). Borrowings may include overnight advances as well as loans with a term of up to thirty years. Advances totaling $57,231,000 were outstanding from the Federal Home Loan Bank at December 31, 2008, bearing fixed interest rates ranging from 0.05% to 3.78% and maturing between January 2, 2009 and August 22, 2011. Advances totaling $51,603,000 were outstanding from the Federal Home Loan Bank at December 31, 2007, bearing fixed interest rates ranging from 3.25% to 5.21% and maturing between January 2, 2008 and October 30, 2008. Amounts available under the borrowing arrangement with the Federal Home Loan Bank at December 31, 2008 and 2007 totaled $60,012,000 and $79,631,000, respectively.

In addition, the Company entered into a secured borrowing agreement with the Federal Reserve Bank in 2008. The borrowing can be secured by pledging selected loans and investment securities. Collateral value at December 31, 2008 was $935,000. There were no advances outstanding as of December 31, 2008.

Note 10 Borrowing Arrangements *continued*

The following table summarizes these borrowings *(dollars in thousands):*

	December 31,			
	2008		2007	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Short-term portion of borrowings	$ 43,231	1.83%	$ 51,603	3.61%
Long-term borrowings	14,000	3.19%		
	$ 57,231	2.16%	$ 51,603	3.61%

The Company has also been issued $2,500,000 in letters of credit by the Federal Home Loan Bank which have been pledged to secure Local Agency Deposits. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The letters of credit were not drawn upon in 2008 and management does not expect to draw upon these lines in the future.

ARB is eligible to issue certain debt that is backed by the full faith and credit of the United States, up to a limit of $10,260,000, under the FDIC's Temporary Liquidity Guarantee Program. Any senior unsecured debt with a stated maturity of more than thirty days issued by ARB up to its debt guarantee limit falls under this program. ARB will be charged an annualized assessment from the FDIC, ranging from 50 to 100 basis points, based on the term and amount of the debt outstanding under the program. At December 31, 2008, the Company had no borrowings under this debt guarantee program.

Note 11 Income Taxes

The provision for income taxes for the years ended December 31, 2008, 2007, and 2006 consisted of the following *(dollars in thousands):*

	Federal	State	Total
2008			
Current	$ 3,617	$ 1,407	$ 5,024
Deferred	(263)	(183)	(446)
Provision for income taxes	$ 3,354	$ 1,224	$ 4,578
2007			
Current	$ 3,986	$ 1,494	$ 5,480
Deferred	(163)	(77)	(240)
Provision for income taxes	$ 3,823	$ 1,417	$ 5,240
2006			
Current	$ 5,076	$ 1,666	$ 6,742
Deferred	(878)	(125)	(1,003)
Provision for income taxes	$ 4,198	$ 1,541	$ 5,739

Note 11 Income Taxes *continued*

Deferred tax assets (liabilities) consisted of the following *(dollars in thousands):*

	December 31,	
	2008	2007
Deferred tax assets:		
Allowance for loan and lease losses	$ 2,641	$ 2,532
Future benefit of state tax deduction	443	485
Deferred compensation	1,591	1,371
Other	414	262
Total deferred tax assets	5,089	4,650
Deferred tax liabilities:		
Core deposit intangible	(416)	(547)
Unrealized gains on available-for-sale investment securities	(276)	(70)
Investment market to market	(58)	(91)
Future liability of state deferred tax assets	(291)	(237)
Deferred loan costs	(433)	(423)
Federal Home Loan Bank stock dividends	(274)	(211)
Total deferred tax liabilities	(1,748)	(1,579)
Net deferred tax assets	$ 3,341	$ 3,071

The Company and its subsidiaries file income tax returns in the United States and California jurisdictions. There are currently no pending federal, state or local income tax examinations by tax authorities. With few exceptions, the Company is no longer subject to the examination by federal taxing authorities for the years ended before December 31, 2005 and by state and local taxing authorities for years before December 31, 2004. The unrecognized tax benefits and changes therein and the interest and penalties accrued by the Company as of December 31, 2008 were not significant.

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate of 35.0% to income before income taxes. The significant items comprising these differences consisted of the following:

	Year Ended December 31,		
	2008	2007	2006
Federal income tax statutory rate	35.0 %	35.0 %	35.0 %
State franchise tax, net of Federal tax effect	6.6 %	6.7 %	6.8 %
Tax benefit of interest on obligations of states and political subdivisions	(2.9)%	(2.5)%	(2.2)%
Tax-exempt income from life insurance policies	(1.1)%	(1.0)%	(0.5)%
Stock option compensation expense	0.5 %	0.4 %	0.3 %
Other	(0.4)%	(0.4)%	(0.6)%
Effective tax rate	37.7%	38.2 %	38.8 %

Note 12 Commitments and Contingencies

Leases

The Company leases branch facilities, administrative offices and various equipment under noncancelable operating leases which expire on various dates through the year 2019. Certain of the leases have five year renewal options. Two of the branch facilities are leased from current or former members of the Company's Board of Directors (see Note 17).

Future minimum lease payments are as follows *(dollars in thousands):*

Year Ending December 31,		
2009	$	952
2010		759
2011		653
2012		627
2013		582
Thereafter		1,483
	$	5,056

Rental expense included in occupancy, furniture and equipment expense totaled $1,110,000, $1,061,000 and $1,035,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and standby letters of credit as it does for loans included on the consolidated balance sheet.

The following financial instruments represent off-balance-sheet credit risk *(dollars in thousands):*

	December 31,	
	2008	2007
Commitments to extend credit:		
Revolving lines of credit secured by 1-4 family residences	$ 7,396	$ 8,252
Commercial real estate, construction and land development commitments secured by real estate	17,076	31,881
Other unused commitments, principally commercial loans	52,465	72,500
	$ 76,937	$ 112,633
Standby letters of credit	$ 3,798	$ 7,537

Note 12 Commitments and Contingencies *continued*

At inception, real estate commitments are generally secured by property with a loan-to-value ratio of 65% to 75%. In addition, the majority of the Company's commitments have variable interest rates.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each client's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, equipment and deeds of trust on residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued to guarantee the performance or financial obligation of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to clients. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant at December 31, 2008 and 2007. The Company recognizes these fees as revenue over the term of the commitment or when the commitment is used.

Significant Concentrations of Credit Risk

The Company grants real estate mortgage, real estate construction, commercial, agricultural and consumer loans to clients throughout Sacramento, Placer, Yolo, Amador, El Dorado, and Sonoma counties.

In management's judgment, a concentration exists in real estate-related loans which represented approximately 72% and 71% of the Company's loan portfolio at December 31, 2008 and 2007, respectively. A continued substantial decline in the economy in general, or a continued decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on collectibility of these loans. However, personal and business income represent the primary source of repayment for a majority of these loans.

Correspondent Banking Agreements

The Company maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. The Company did not have any uninsured deposits at December 31, 2008.

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the consolidated financial position or results of operations of the Company.

Note 13 Shareholders' Equity

Earnings Per Share

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows *(dollars and shares in thousands, except per share data):*

For the Year Ended	Net Income	Weighted Average Number of Shares Outstanding	Per-Share Amount
December 31, 2008			
Basic earnings per share	$ 7,571	5,811	$ 1.30
Effect of dilutive stock options		14	
Diluted earnings per share	$ 7,571	5,825	$ 1.30
December 31, 2007			
Basic earnings per share	$ 8,478	6,053	$ 1.40
Effect of dilutive stock options		63	
Diluted earnings per share	$ 8,478	6,116	$ 1.39
December 31, 2006			
Basic earnings per share	$ 9,062	6,396	$ 1.42
Effect of dilutive stock options		118	
Diluted earnings per share	$ 9,062	6,514	$ 1.39

Stock Option Plan

In 2000, the Board of Directors adopted a stock option plan under which options may be granted to employees and directors under incentive and nonstatutory agreements. The stock option plan was approved by the Company's shareholders. At December 31, 2008, grants outstanding combined with shares available for future grants totaled 603,000 shares under this plan. The plan requires that the option price may not be less than the fair market value of the stock at the date the option is granted. The purchase price of exercised options is payable in full in cash or shares of the Company's common stock owned by the optionee at the time the option is exercised. The options expire on dates determined by the Board of Directors, but not later than ten years from the date of grant. Options vest ratably over a five year period. The Plan does not provide for the settlement of awards in cash and new shares are issued upon the exercise of options.

Note 13 Shareholders' Equity *continued*

A summary of the outstanding and vested stock option activity for the year ended December 31, 2008 is as follows:

	Outstanding		Nonvested	
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Fair Value Per Share
Balance, January 1, 2008	347,191	$ 17.54	187,721	$ 5.88
Options granted	65,387	$ 16.04	65,387	$ 2.75
Options vested			(46,867)	$ 5.43
Options exercised	(39,121)	$ 6.88		
Options expired or canceled	(35,133)	$ 15.91	(20,780)	$ 5.57
Balance, December 31, 2008	338,324	$ 18.67	185,461	$ 4.92

A summary of exercisable options as of December 31, 2008 is as follows:

Number of vested stock options	152,863
Weighted average exercise price per share	$ 17.23
Aggregate intrinsic value	$ 31,000
Weighted average remaining contractual term in years	5.72

A summary of exercisable options as of December 31, 2008 is as follows:

Range of Exercise Prices	Number of Options Outstanding December 31, 2008	Weighted Average Remaining Contractual Life	Number of Options Exercisable December 31, 2008
$ 4.10	5,250	.95 years	5,250
$ 11.67	33,578	4.25 years	33,578
$ 12.38	1,575	9.42 years	
$ 12.66	927	4.45 years	927
$ 16.19	63,562	9.13 years	
$ 16.78	50,859	5.35 years	39,987
$ 18.11	27,561	6.05 years	15,869
$ 18.24	34,045	6.65 years	20,427
$ 23.40	57,813	8.38 years	11,563
$ 24.01	63,154	7.15 years	25,262
	338,324		152,863

Note 13 Shareholders' Equity *continued*

Common Stock Repurchase Program

On January 16, 2008, the Board of Directors of the Company authorized a stock repurchase program that allows for the repurchase of up to six and one half percent (6.5%) annually of the Company's outstanding shares of common stock. The repurchases under this plan can be made from time to time in the open market as conditions allow. Management reports monthly to the Board of Directors on the status of the repurchase program. The Board of Directors has reserved the right to suspend, terminate, modify or cancel the repurchase programs at any time for any reason. The 6.5% percent program announced in 2008, replaced a program announced in 2001 whereby the Company had the ability to repurchase up to five percent (5.0%) annually of the Company's outstanding shares of common stock. On October 17, 2007, the Board of Directors of the Company expanded the stock repurchase program by an additional $2,000,000 for calendar year 2007. At December 31, 2008, ARB did not have excess retained earnings that would allow it to pay cash dividends to the Company, however, ARB anticipates that additional requests for exemptions to the dividend restrictions will be made which, if approved, would allow ARB to pay cash dividends to the Company.

Stock Dividend

The Board of Directors declared a 5% stock dividend on November 19, 2008, November 21, 2007 and November 15, 2006. As appropriate, per share and relevant data in the consolidated financial statements have been retroactively restated to reflect the stock dividends.

Note 14 Regulatory Matters

Dividends

Upon declaration by the Board of Directors of the Company, all shareholders of record will be entitled to receive dividends. The California Financial Code restricts the total dividend payment of any state banking association in any calendar year to the lesser of (1) the bank's retained earnings or (2) the bank's net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. In addition, subject to prior regulatory approval, any state banking association may request an exception to this restriction. In 2006, ARB requested, and received approval for, a one-time payment of $2,500,000. At December 31, 2008, ARB did not have excess retained earnings that would allow it to pay cash dividends to the Company, however, ARB anticipates that additional requests for exemptions to the dividend restrictions will be made which, if approved, would allow ARB to pay cash dividends to the Company.

The Company has paid quarterly cash dividends on its common stock since the first quarter of 2004; prior to that, the Company paid cash dividends twice a year since 1992. It is currently the intention of the Board of Directors of the Company to continue payment of cash dividends on a quarterly basis, subject to the restrictions herein. In 2008, 2007 and 2006, the Company declared cash dividends in the amount of $0.57, $0.55 and $0.53, respectively, per common share. The amounts have been adjusted to reflect 5% stock dividends declared in 2008 and in 2007. There is no assurance, however, that any dividends will be paid in the future since they are subject to regulatory restrictions, and dependent upon earnings, financial condition and capital requirements of the Company and its subsidiaries.

Note 14 Regulatory Matters *continued*

Regulatory Capital

The Company and ARB are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the FDIC. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements.

Under capital adequacy guidelines, the Company and ARB must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. These quantitative measures are established by regulation and require that minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets be maintained. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

ARB is also subject to additional capital guidelines under the regulatory framework for prompt corrective action. To be categorized as well capitalized, ARB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table on the following page. The most recent notification from the FDIC categorized ARB as well capitalized under these guidelines. There are no conditions or events since that notification that management believes have changed the Bank's category.

Management believes that the Company and ARB met all their capital adequacy requirements as of December 31, 2008 and 2007. There are no conditions or events since those notifications that management believes have changed the categories.

Note 14 Regulatory Matters *continued*

(dollars in thousands)

	December 31,			
	2008		2007	
	Amount	Ratio	Amount	Ratio
Leverage Ratio				
American River Bankshares and Subsidiaries	$ 45,822	8.3%	$ 42,358	7.7%
Minimum regulatory requirement	$ 22,038	4.0%	$ 21,956	4.0%
American River Bank	$ 46,134	8.4%	$ 42,616	7.8%
Minimum requirement for "Well-Capitalized" institution under prompt corrective action provisions	$ 27,451	5.0%	$ 27,375	5.0%
Minimum regulatory requirement	$ 21,961	4.0%	$ 21,900	4.0%
Tier 1 Risk-Based Capital Ratio				
American River Bankshares and Subsidiaries	$ 45,822	10.2%	$ 42,358	9.5%
Minimum regulatory requirement	$ 17,889	4.0%	$ 17,926	4.0%
American River Bank	$ 46,134	10.4%	$ 42,616	9.6%
Minimum requirement for "Well-Capitalized" institution under prompt corrective action provisions	$ 26,736	6.0%	$ 26,775	6.0%
Minimum regulatory requirement	$ 17,824	4.0%	$ 17,850	4.0%
Total Risk-Based Capital Ratio				
American River Bankshares and Subsidiaries	$ 51,416	11.5%	$ 47,963	10.7%
Minimum regulatory requirement	$ 35,805	8.0%	$ 35,874	8.0%
American River Bank	$ 51,708	11.6%	$ 48,198	10.8%
Minimum requirement for "Well-Capitalized" institution under prompt corrective action provisions	$ 44,594	10.0%	$ 44,656	10.0%
Minimum regulatory requirement	$ 35,676	8.0%	$ 35,725	8.0%

Note 15 Other Noninterest Income And Expense

Other noninterest income consisted of the following *(dollars in thousands):*

	Year Ended December 31,		
	2008	2007	2006
Merchant fee income	$ 482	$ 544	$ 549
Accounts receivable servicing fees (Note8)	170	244	372
Income from residential lending division	283	401	256
Bank owned life insurance	395	404	192
Other	216	252	290
	$ 1,546	$ 1,845	$ 1,659

Other noninterest expense consisted of the following *(dollars in thousands):*

	Year Ended December 31,		
	2008	2007	2006
Professional fees	$ 936	$ 832	$ 778
Telephone and postage	403	420	411
Outsourced item processing	391	374	495
Advertising and promotion	339	338	357
Directors' expense	321	378	311
Amortization of intangible assets	286	308	330
Stationery and supplies	274	322	335
Donations	56	62	88
Other operating expenses	1,239	1,314	1,271
	$ 4,245	$ 4,348	$ 4,376

Note 16 Employee Benefit Plans

American River Bankshares 401(k) Plan

The American River Bankshares 401(k) Plan has been in place since January 1, 1993 and is available to all employees. Under the plan, the Company will match 100% of each participants' contribution up to 3% of annual compensation plus 50% of the next 2% of annual compensation. Employer Safe Harbor matching contributions are 100% vested upon entering the plan. The Company's contributions totaled $200,000, $227,000 and $217,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Employee Stock Purchase Plan

The Company contracts with an administrator for an Employee Stock Purchase Plan which allows employees to purchase the Company's stock at fair market value as of the date of purchase. The Company bears all costs of administering the Plan, including broker's fees, commissions, postage and other costs actually incurred.

Note 16 Employee Benefit Plans *continued*

American River Bankshares Deferred Compensation Plan

The Company has established a Deferred Compensation Plan for certain members of the management team and a Deferred Fee Agreement for Non-Employee Directors for the purpose of providing the opportunity for participants to defer compensation. Participants of the management team, who are selected by a committee designated by the Board of Directors, may elect to defer annually a minimum of $5,000 or a maximum of eighty percent of their base salary and all of their cash bonus. Directors may also elect to defer up to one hundred percent of their monthly fees. The Company bears all administration costs and accrues interest on the participants' deferred balances at a rate based on U.S. Government Treasury rates plus 4.0%. This rate was 7.45% at December 31, 2008. Deferred compensation, including interest earned, totaled $2,023,000, $1,769,000 and $1,488,000 at December 31, 2008, 2007 and 2006, respectively. The expense recognized under this plan totaled $142,000, $142,000 and $113,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Salary Continuation Plan

The Company has agreements to provide certain current executives, or their designated beneficiaries, with annual benefits for up to 15 years after retirement or death. These benefits are substantially equivalent to those available under life insurance policies purchased by the Company on the lives of the executives. The Company accrues for these future benefits from the effective date of the agreements until the executives' expected final payment dates in a systematic and rational manner. As of December 31, 2008 and 2007, the Company had accrued $672,000 and $521,000, respectively, for potential benefits payable. This payable approximates the then present value of the benefits expected to be provided at retirement. The expense recognized under this plan totaled $188,000, $169,000 and $126,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Under these plans, the Company invested in single premium life insurance policies with cash surrender values totaling $10,496,000 and $10,101,000 at December 31, 2008 and 2007, respectively. On the consolidated balance sheet, the cash surrender value of life insurance policies is included in accrued interest receivable and other assets. Tax-exempt income on these policies, net of expense, totaled approximately $395,000, $404,000 and $192,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 17 Related Party Transactions

During the normal course of business, the Company enters into transactions with related parties, including Directors and affiliates. These transactions include borrowings from the Company with substantially the same terms, including rates and collateral, as loans to unrelated parties. The following is a summary of the aggregate activity involving related party borrowers during 2008 *(dollars in thousands):*

Balance, January 1, 2008	$ 3,425
Disbursements	11
Amounts repaid	(153)
Balance, December 31, 2008	$ 3,283
Undisbursed commitments to related parties, December 31, 2008	$ 5

Note 17 Related Party Transactions *continued*

The Company also leases two of its branch facilities from current or former members of the Company's Board of Directors. Rental payments to the Directors totaled $110,000, $106,000 and $118,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 18 Other Comprehensive Income

At December 31, 2008, 2007 and 2006, the Company had other comprehensive income as follows *(dollars in thousands)*:

	Before Tax	Tax Expense	After Tax
For the Year Ended December 31, 2008			
Other comprehensive income:			
Unrealized holding gains	$ 628	$ (258)	$ 370
Less reclassification adjustment for realized gains included in net income	126	(52)	74
	$ 502	$ (206)	$ 296
For the Year Ended December 31, 2007			
Other comprehensive income:			
Unrealized holding gains	$ 1,153	$ (472)	$ 681
Less reclassification adjustment for realized gains included in net income	25	(10)	15
	$ 1,128	$ (462)	$ 666
For the Year Ended December 31, 2006			
Other comprehensive income:			
Unrealized holding gains	$ 323	$ (130)	$ 193
Less reclassification adjustment for realized gains included in net income	1		1
	$ 322	$ (130)	$ 192

Note 19 Parent Only Condensed Financial Statements

Condensed Balance Sheet

December 31, 2008 and 2007 *(dollars in thousands)*

	2008	2007
Assets		
Cash and due from banks	$ 1,596	$ 611
Investment in subsidiaries	63,759	60,231
Dividends receivable from subsidiaries		840
Other assets	1,884	1,873
	$ 67,239	$ 63,555
Liabilities And Shareholders' Equity		
Liabilities:		
Dividends payable to shareholders	$ 828	$ 839
Other liabilities	2,964	2,743
Total liabilities	3,792	3,582
Shareholders' equity:		
Common stock	47,433	45,668
Retained earnings	15,617	14,204
Accumulated other comprehensive income, net of taxes	397	101
Total shareholders' equity	63,447	59,973
	$ 67,239	$ 63,555

Note 19 Parent Only Condensed Financial Statements *continued*

Condensed Statement of Income

For the Years Ended December 31, 2008, 2007 and 2006 *(dollars in thousands)*

	2008	2007	2006
Income:			
Dividends declared by subsidiaries - eliminated in consolidation	$ 4,560	$ 12,575	$ 9,570
Management fee from subsidiaries – eliminated in consolidation	3,706	3,332	3,174
Other income	39	39	20
Total income	8,305	15,946	12,764
Expenses:			
Salaries and employee benefits	2,582	2,766	2,647
Professional fees	390	384	386
Directors' expense	248	288	237
Other expenses	668	696	726
Total expenses	3,888	4,134	3,996
Income before equity in undistributed income of subsidiaries	4,417	11,812	8,768
Equity in undistributed (distributed) income of subsidiaries	3,113	(3,637)	(28)
Income before income taxes	7,530	8,175	8,740
Income tax benefit	41	303	322
Net income	$ 7,571	$ 8,478	$ 9,062

Note 19 Parent Only Condensed Financial Statements *continued*

Condensed Statement of Cash Flows

For the Years Ended December 31, 2008, 2007 and 2006 *(dollars in thousands)*

	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 7,571	$ 8,478	$ 9,062
Adjustments to reconcile net income to net cash provided by operating activities:			
(Distributed) undistributed earnings of subsidiaries	(3,113)	3,637	28
Decrease (increase) in dividends receivable from subsidiaries	840	(540)	542
Stock option compensation expense	291	301	221
Increase in other assets	(104)	(500)	(206)
Increase in other liabilities	221	820	32
Net cash provided by operating activities	5,705	12,196	9,679
Cash flows from investing activities:			
Purchase of equipment	(26)	(41)	(58)
Net cash used in investing activities	(26)	(41)	(58)
Cash flows from financing activities:			
Cash dividends paid	(3,328)	(3,328)	(3,325)
Exercise of stock options, including tax benefit	354	679	441
Cash paid to repurchase common stock	(1,710)	(9,194)	(6,724)
Cash paid for fractional shares	(10)	(9)	(21)
Net cash used in financing activities	(4,694)	(11,852)	(9,629)
Net increase (decrease) in cash and cash equivalents	985	303	(8)
Cash and cash equivalents at beginning of year	611	308	316
Cash and cash equivalents at end of year	$ 1,596	$ 611	$ 308

American River
Bankshares